REGULATION CROWDFUNDING OFFERING STATEMENT

KBW MHP Holdings, LLC



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Units of Class A-1 Investing Membership Interest

Target Offering: USD $250,000*

Minimum Subscription: USD $2,500

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH. FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY: EquityDoor, LLC

The effective date of this Offering Statement is October 21, 2021

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of

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* PURSUANT TO 17 CFR SECTION(S) 227.201(aa) AND/OR (bb), THE FUND IS CONDUCTING THIS OFFERING ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19, THEREFORE NON-REVIEWED AND NON-AUDITED FINANCIAL STATEMENTS ARE BEING PROVIDED. THE FINANCIAL INFORMATION CONTAINED HEREIN HAS BEEN CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE FUND AND HAS BEEN PROVIDED INSTEAD OF FINANCIAL STATEMENTS REVIEWED BY A PUBLIC ACCOUNTANT THAT IS INDEPENDENT OF THE FUND. IN THE EVENT THE FUND OBTAINS AUDITED FINANCIAL STATEMENTS, THIS OFFERING MAY BE EXPANDED UP TO USD $1,670,000 IN THE FUND'S SOLE DISCRETION IN WHICH CASE THE FUND'S FORM C AND THIS OFFERING STATEMENT WILL BE UPDATED AND/OR SUPPLEMENTED.

this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

KBW MHP Holdings, LLC, an Iowa limited liability company ("we", "us", "our", the "Issuer", or the "Company"), is Offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");
(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;
(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE

DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum target Offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

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TABLE OF CONTENTS

EXHIBITS:

A: PROPERTY DESCRIPTION

B: FORM OF OPERATING AGREEMENT AND
        FORM OF CERTIFCATE OF DETERMINATION OF CLASS A-1 INVESTING UNITS

C: FINANCIAL INFORMATION

D: SUBSCRIPTION INFORMATION & INSTRUCTIONS

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THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is KBW MHP Holdings, LLC, an Iowa limited liability company (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

KBW MHP Holdings, LLC ("we", "our", "us", or the "Company") is an Iowa limited liability company formed to acquire and develop one or more mobile home parks in southeastern Iowa, USA (the "Property").

The Property is designed to service the need for affordable housing and for those seeking both affordability and attainability. By using a system of mobile home-plans and materials selected by our designated home-builder contractor Affiliate, Heartland Craftsman, LLC (owned by Darron Hay (see "Management")), we believe we can deliver quality and affordability to this growing market segment.

In light of market conditions and/or other factors, we may also hold onto the Property for long-term appreciation and/or cash flow purposes. While there can be no assurance these objectives will be achieved, we intend to use our best efforts toward realizing the highest and best use of the Property. (See "Risk Factors" and "Objectives, Strategies and Proposed Activities").

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We are a manager-managed limited liability company. Our current Managers also own 100% of the voting equity of the Company between them. The biographical background information of such persons is set forth below. Our Managers shall hold office until or unless a successor is chosen and elected. By way of majority consent, our voting Managing Member(s) may remove a Manager with or without cause.

Our Managers may fix the compensation of all managers and other Company officers. Pursuant to this authority, the Managers may, by resolution, provide for the payment and/or reimbursement of their expenses or that of their affiliates. No such payment shall preclude any Managers from serving our Company in any capacity and receiving compensation therefrom. We may declare incentive compensation in the form of Units of membership interest, etc., in the future for our managers, officers, and employees or other persons.

Our Managers also have the authority to appoint officers to assist in the operation and management of the Company's business on such terms and for such compensation as the Managers shall determine. Such officers, including any other officers appointed, regardless of title, are deemed "managers" of the Company for all purposes under the Iowa Revised Uniform Limited Liability Company Act, as amended, and the Company's Operating Agreement. No person is prevented from holding a position as a Manager and as a member concurrently.

The biographies of the Company's key personnel and other consultants or advisors are set forth below.

Key Personnel, Consultants, and Other Advisors

Darron Hay, Manager of KBW MHP Holdings, LLC

For the three (3) years prior to the date on the cover of this Offering Statement, Darron Hay has been a general contractor with his own company since 2012. Prior to that, he was in the trades. Darron was also in the Army Engineers as a carpenter & mason who deployed on civil support missions building schools and medical clinics overseas. Darron grew up in SE Iowa and currently holds a small, less than controlling, percentage in two of the parks in our portfolio; Brighton & Wayland. His ownership brings a unique, intimate knowledge of the massive cleanup that has already happened and the innerworkings of these parks. Additionally, when Darron started the process of infilling units, he could not find anyone to move houses or install them. Darron's determination lead him to purchase a semi-truck that is a Mobile Home Toter, obtain his CDL, and start a trucking company moving mobile homes. Darron has also obtained his Manufactured Housing Installer's license from the State of Iowa so that he can install the houses. Darron has renovated one park with his construction company, Heartland Craftsman LLC; where he was the heavy equipment operator, truck driver, pipelayer, and foreman. His renovation experience includes installing new water lines, both the main and service, waste lines, groundwater drain lines and the roadway. Heartland Craftsman LLC will be our General Contractor for our Property portfolio.

Jamie O'Brien, Manager of KBW MHP Holdings, LLC

For the three (3) years prior to the date on the cover of this Offering Statement, Jamie has been a driven Medical Device Professional with over 10 years of managing multimillion dollar territories. Jamie has extensive experience in contract negotiation, value analysis and delivering on promises. As an avid relationship builder, Jamie knows the importance of doing what he says he will do. In the last 5 years, Jamie has been very successful in his role as a Medical Device Representative while building his real estate investing business, O'Brien Homes, LLC. Jamie has dabbled in multiple different real estate strategies over the years; however, his core business revolves around adding value to properties to position them for resale. His experience extends into single and multi-family properties with a track record of successful exits earning his financial partners excellent returns. Outside of work and real estate, Jamie enjoys spending time with his family, the outdoors, great friends, and, of course, Southeastern Conference Football. Jamie and his wife Blair, along with their twin daughters, are located in Birmingham, Alabama.

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We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.

Subsidiaries

The Company may own and/or become a member of one or more various operating subsidiaries. We may take title to certain parcels of the Property in the name of one or more subsidiaries of the Company. In such an event, our Managers and officers will also serve as managers of the same.

Control of the Company

Ultimate control over the business affairs, policies, and actions of the Company resides with the voting Managing Members who have the power to appoint the Managers. Each Managing Member's vote shall be determined by percentage of membership interest or number of Units owned at the time of the vote in question.

Management

It is the duty of our managers to carry out the day-to-day expressed purpose and objectives of the Company, including coordination and communication with the members and the various tasks associated with being managers of a limited liability company pursuant to our Operating Agreement.

Our Managers shall exercise their best efforts and their ordinary and customary business judgment and practices in managing the affairs of the Company. Our managers, officers or agents shall not be liable or obligated to the Company or its members for any mistake of fact or judgment made by them collectively or individually in operating the business of the Company which results in any loss to the Company or the members and shall be indemnified therefrom.

Our managers or officers do not in any way guarantee the return of the members' capital or the return of a profit from the operations of the Company, nor shall they be responsible to any member because of a loss of their capital contribution or a loss in operations.

Subject to the specific provisions of our Operating Agreement (see the Exhibit section of this Offering Statement), our Managers shall have power and authority to take such actions deemed necessary, appropriate, customary or convenient in regard to normal management activities and the conduct of the daily business operations and affairs of the Company.

Books and Records

We shall keep just and true books of account and all other records at the principal place of business location of the Company or at such other location deemed expedient by the Managers and shall make these books and records available to all Members during normal business hours provided reasonable advance notice is given. The books and records shall include, but shall not be limited to, the designation and identification of any property (real, personal, and mixed) in which the Company owns a legal or beneficial interest, including any property for which the title has been recorded or is maintained. Members and their designated agents are authorized to visit our designated location provided reasonable advance notice is given, to copy these records, in whole or in part, at their own expense. Notwithstanding the foregoing, we may withhold information we deem to be a trade secret or in which we reasonably believe we may suffer competitive disadvantage or economic harm or in order to ensure the privacy of our members.

Accounting

We will retain accountants to provide each member with all information reasonably necessary to file their income tax return. An individual IRS Form K-1 will be issued to each member within a reasonable time after year-end.

Company Bank Accounts

All Company funds shall be deposited in own name or that of one of our affiliates in an account or accounts maintained at a national or state bank selected for convenience.

Updates to the Members and Other Investors

We will endeavor to furnish you with periodic updates as deemed appropriate but not less frequently than annually. During special situations or periods of heightened activity, updates may be issued on a more frequent basis as appropriate.

Managers and Executive Officer Compensation

The Company expects to enter into management agreements with our Managers (See "Management"), for the provision of executive officer services, general business management services and administration services, etc. Details regarding such agreements may be made available upon request.

Reimbursement of Certain Expenses Incurred

Our Managers and other duly appointed managers or executive officers and/or their affiliates are entitled to reimbursement for the reasonable, direct, out-of-pocket expenses incurred while acting for or on behalf of our Company including, but not limited to, all legal, accounting, travel, and other similar expenses, etc., including the costs associated with this Offering and Offering Statement.

PRINCIPAL SECURITY HOLDERS

The following table sets forth certain information with respect to beneficial ownership of our outstanding Units of membership interest estimated as of October 21, 2021, for (i) each Managers of the Company; (ii) for each executive officer of the Company and/or of the Managers, and (iii) each person, business entity, or trust known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding Units of the Company.

Name and Address of Beneficial Owner (1)(2)	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percentage of Ownership (1)(2)(3)
Jamie O Brien 4844 Heritage Hills Way Vestavia, Alabama 35242	Managing Units	350,000	50.00%
Darron Hay 732 Perdock Court Washington, Iowa 52353	Managing Units	350,000	50.00%

NOTES:

(1)   Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Units of membership interest subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Offering Statement, are deemed outstanding for purposes of computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)   Percentage based on an estimated total of 700,000 Company Units outstanding (Investing and Managing) as of October 21, 2021. See "Capitalization and Indebtedness".

(3)   Subject to dilution or change in the event of issuance of new Class A-1 Investing Units (see "Dilution").

BUSINESS AND ANTICIPATED BUSINESS PLAN

KBW MHP Holdings, LLC ("we", "our", "us", or the "Company") is an Iowa limited liability company formed to acquire and develop one or more mobile home parks in southeastern Iowa, USA (the "Property").

The Property is designed to service the need for affordable housing and for those seeking both affordability and attainability. By using a system of mobile home-plans and materials selected by our designated home-builder contractor Affiliate, Heartland Craftsman, LLC (owned by Darron Hay (see "Management")), we believe we can deliver quality and affordability to this growing market segment.

In light of market conditions and/or other factors, we may also hold onto the Property for long-term appreciation and/or cash flow purposes. While there can be no assurance these objectives will be achieved, we intend to use our best efforts toward realizing the highest and best use of the Property. (See "Risk Factors" and "Objectives, Strategies and Proposed Activities").

For more details regarding the Property, please refer to Exhibit A attached hereto.

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For more information regarding the Company, our plans and objectives, please contact us at the address on the cover of this Offering Statement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. You should consider the following risk factors among others risks in making a decision:

The securities being offered are speculative and involve high risk

The Units being offered via this Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire investment if the Company is ultimately not successful. You should not invest if you are unwilling to accept the risks associated with the Company and/or its affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- The actions of our competitors;

- Supply and demand of single-family residential real estate in the greater Iowa City metropolitan area;

- Successful implementation of our objectives;

- Effectiveness of the legal strategies employed by us;

- Economic, technological, and demographic trends affecting us; and

- The skills of our key personnel and management.

We may not attempt to supplement this Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Statement might not occur.

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where the transaction(s) contemplated hereby is not permitted. You should assume that the information appearing in this Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any type that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of this Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a unique and novel enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return from your investment.

Our business is based upon a new development

Our success is based upon the acquisition and development of a specific parcel or parcels of real estate located in southeastern Iowa (the "Property"). We have no operating history. Therefore, our forward-looking statements as to the success or failure of the Company are speculative. It is possible that our operations will not generate sufficient rental proceeds to pay all of our acquisition and operating expenses, taxes, and debt service requirements, which would result in failure to meet our payment obligations. There is no assurance that we will generate net positive cash flows. Because of the newness of our business we may be required to implement significant operational adjustments to respond to unanticipated contingencies. As a result, we may need to make significant changes to our planned development of the Property to address any unanticipated issues. The cost of making such changes could be significantly and materially detrimental to the Company and our ability to make a profit.

There can be no assurance that we will be successful or will achieve our objectives

There can be no assurance that we will be successful or achieve our objectives, or, if we are successful, that any particular return on investment will be realized by you.

There can be no assurance that we will be able to obtain sufficient capital and/or financing

While we anticipate purchasing and developing land, there can be no assurance that we will be able to obtain sufficient capital and/or financing to do so. In order to finance the construction and development of our Property, the Company or one or more of our affiliates may obtain lines of credit, additional equity investment and/or borrow from banks or other lenders.

While we may actively seek investors to obtain working capital, there can be no assurance that we will be able to do so. In such event, and if the Company or our affiliates are unable to secure additional financing, the planned development of the Property may never be completed. In addition, if additional financing is necessary there can be no assurance that it can be obtained at favorable rates.

There are risks associated with our Managers and key personnel

The future operations of the Company could be adversely affected by future changes related to our Managers and key personnel which could include, without limitation, illness, disability, or a decision to pursue other interests. While none of these events is contemplated as of the date of this Offering Statement, there can be no assurance that one or more of these events or other potential events adversely affecting the ability of the Company's managers and key personnel to fulfill their obligations to the Company will not occur. See the section of this Offering Statement titled "Management".

Our Managers and affiliates may have conflicts of interest

Our Managers and other duly appointed managers (referred to herein as our "Management") may act in a similar capacity for other unaffiliated concerns. Our Managers' capability to satisfy their obligations to the Company could be adversely affected by such other involvements. Certain services to be provided to the Company, such as legal, accounting, engineering, analysis, consulting, marketing, and technical services may be performed by affiliates or related parties of the Company's management. For example, management and administrative services to the Company are provided by our Managers (See "Management") who may receive other forms of compensation. Also, our Managers have been issued 700,000 voting Managing Units in the Company. There is the likelihood that if our anticipated activities are not ultimately profitable, that such affiliates or related parties may still realize profits even though you do not realize the same such profit. Conflicts of interest may arise for our Managers, consultants, affiliates, and others associated with the Company by way of contract. Such individuals, either directly or indirectly, may provide like services to other concerns. In addition, certain consultants and members of our key personnel and their affiliates are presently engaged in other companies or ventures.

Our Managers or other duly appointed managers may be engaged in other business endeavors, may commit themselves to other entities similar to those of the Company, and are not obligated to contribute any specific number of hours per week to the Company's affairs. For example, our Management are actively engaged in other business ventures and/or enterprises. If the other business affairs of our managers require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In addition, our managers may become affiliated with other entities engaged in business activities similar to those intended to be conducted by us. Additionally, our managers may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated. Due to their existing affiliations, such persons may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

Also, certain managers may have personal or family relationships with each other. Such non-business relationships could give rise to issues not otherwise present.

Our Managers and any other associated managers will be indemnified by the Company and authorized to obtain D&O (directors and officers) liability insurance paid for by the Company.

All of these activities and factors may result in conflicts of interest.

There can be no assurance that the Company's transactions with related parties reflect the most favorable terms and conditions available to the Company

As described in the section of this Offering Statement entitled "Description of Business", we have entered into transactions with related parties. While we believe that these transactions reflect reasonable market terms and conditions, there can be no assurance that these transactions reflect the most favorable terms and conditions available to us.

There is no assurance that our strategies will be productive

There can be no assurance that our strategies will be economically viable or will yield positive financial results.

We may not be able to achieve our marketing and future growth goals

Our ability to implement our business plan in a rapidly evolving market requires planning and management. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our processes and technology, integrate existing and new personnel, and manage expanded operations. There can be no assurance that our current and planned personnel, systems, procedures, and controls will be adequate to support our future operations or that management will be able to hire, train, retain, motivate, and manage required personnel or that our Managers will be able to successfully identify, manage, and capitalize on existing and potential market opportunities. If we are unable to manage growth effectively, our business, prospects, and general financial condition would be materially adversely affected.

Identification of the Property may be uncertain

We may acquire interests in neighboring properties in lieu of and/or in addition to the Property depending upon market conditions and the progress of the overall development. In such case you will not have an opportunity to evaluate any of such property acquired by the Company and/or our affiliates or the terms of any such properties' purchase contracts. We are not required to obtain an appraisal in connection with an acquisition of real property, although it is anticipated that if third-party financing is being provided by a commercial lender, such lender will obtain an independent appraisal. Consequently, you must depend solely upon the ability of the Company's Management with respect to the selection of properties and the determination of the price and other terms upon which they will be made. In selecting such properties, we may have conflicts of interest. See "Conflicts of Interest".

We expect to assume risks of real estate ownership

We expect to be subject to the risks generally incident to the ownership of real property including changes in national and local economic conditions, changes in the investment climate for real estate investments, changes in the demand for or supply of competing properties, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, the obligation to meet fixed and maturing obligations (if any), unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond our control. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country.

We also expect to be subject to those risks inherent in the ownership of real property such as occupancy, paying customers, operating expenses and rental schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type which we intend to own and operate, the financial condition of customers and/or tenants and sellers of properties, zoning laws, federal and local rent controls and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting our anticipated income from such properties. Our ability to meet our obligations will depend on factors such as these and no assurance of profitable operation can be given.

We expect to assume risks associated with construction

The cost of construction of any buildings on the Property and the time it takes to do so may be affected by factors beyond our control including, but not limited to, worker strikes and other labor difficulties resulting in the interruption or slow-down of construction, energy shortages, material and labor shortages, inflation, adverse weather conditions, subcontractor defaults and delays, changes in federal, state or local laws, ordinances or regulations, acts of God (which may result in uninsured losses), and other unknown contingencies. We may be required to engage substitute or additional contractors to complete any construction in the event of delays or cost overruns. If cost overruns resulting from delays or other causes are experienced in any construction, we may have to seek additional debt and/or equity financing. Further, delays in the completion of any construction would likely cause a delay in the receipt of anticipated operating revenues from such properties and could adversely affect our ability to attain revenue projections and meet our debt service obligations or that of our affiliates. Payment of cost overruns could impair the operational profitability of certain properties. Our inability to complete any construction on terms economically feasible may result in termination of construction. Such termination may result in the Company defaulting on its obligations, losing properties through foreclosure, etc.

We expect to assume risks associated with operating our Property

Newly constructed properties have significantly greater risks than properties with mature operating histories. We will be subject to the risk that we will be unable to attract tenants or paying customers or obtain rental rates necessary to generate an adequate return on expended capital. Operating costs may be more difficult to determine and the timing of when anticipated rental levels can be achieved will impact the profitability of such Property.

We may face zoning risks

We may acquire unimproved real estate with the goal of incorporating such property into the Property development. Property may be acquired for our intended purpose despite the fact that such properties are not zoned to allow for such use at the time of acquisition. Our inability to obtain a change in the zoning of such property could materially and adversely affect us.

Our industry is highly competitive

Real estate development is highly competitive. We may be competing with other properties in close proximity to ours to attract buyers and/or tenants. Moreover, our business could be adversely affected by periodic overbuilding of competitive properties in our given market which could affect the operations of our facilities and the ultimate value of our properties and the Company. Our success, therefore, will depend in part upon our ability (i) to attract quality new buyers and/or tenants to achieve significant occupancy levels of favorable rental rates, and (ii) to provide an attractive and convenient environment for our buyers and/or tenants. Our ability to attract buyers and/or tenants will depend on factors both within and beyond our control including the size and quality of competing properties, general and local economic conditions, competing rental rates, etc. Our inability to make sales and/or maintain high levels of occupancy or usage and favorable rental rates with respect to our properties would adversely affect our income and the values of the Property. Although insurance will normally be obtained with respect to the Property to cover casualty losses and general liability, no other insurance will be available to cover losses from ongoing operations. The occurrence of a casualty resulting in damage to any properties could decrease or interrupt the payment of tenant rentals and/or buyer purchases. In the event of an adverse effect on our income, we may find it necessary to obtain additional funds through additional equity investment and/or borrowings, if available. If additional funds are not available from any source, we could be forced to dispose of all or a portion of a property on unfavorable terms.

We will lack diversification

Because our business is anticipated to involve the ownership and ultimate operation of a singular Property or development, the securities offered hereby have additional risks from economic or other problems, the effects of which could be absorbed or compensated for in an investment in a company or enterprise that owns a larger number of properties. Our profitability will be dependent upon the successful operation of a specific Property and the overall development plan of the Property itself. Conditions in the real estate market, including overbuilding of residential, commercial, and industrial real estate, have adversely affected the value of and ability to sell such real estate. In addition, financial market conditions during recent years have significantly affected the availability and cost of real estate loans, at times making real estate financing difficult or costly to obtain. The continuation of these conditions in the future may adversely affect our ability to sell a property when deemed necessary or when a sale is determined to be in the best interest of the Company, and may affect the terms of such sale. Because we cannot predict these and other conditions that may exist at the time that properties are ever sold, there can be no assurance that we will be able to sell properties in such circumstances on favorable terms.

We have limited access to capital

We are not required to maintain any minimum level of permanent working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, the Company would be required to obtain additional funds through raising equity capital and/or borrowing, if available. Due to our limited capitalization there would be limited resources to tap in the event that we are unable to honor our financial commitments. Our ability repay any indebtedness incurred in connection with the acquisition of properties, or subsequent refinancing, will depend upon net revenues and/or the sale, refinancing or other disposition of the Property prior to the date such amounts become due. There can be no assurance that such net revenues, if any, or such sale or refinancing can be received or accomplished at a time or on such terms and conditions as will permit us to repay the outstanding principal amount of such indebtedness. Financial market conditions in the future may affect the availability and cost of real estate loans, making real estate financing difficult or costly to obtain. In the event we are unable to raise sufficient equity capital and/or sell or refinance our properties prior to the maturity date of any such indebtedness we would be required to obtain the necessary funds through additional borrowings, if available. In such case if additional funds are not available from any source, we would be subject to the risk of losing the Property through foreclosure. Any such foreclosure may have material adverse consequences for the Company and our investors.

Because our business is narrowly focused on a specific geographical area, our business may be adversely affected by local adverse conditions in our industry

Any adverse change in general economic conditions, significant price increases, or adverse occurrences affecting our Property in or around southeastern Iowa, could have a material adverse effect on us and the results of our operations.

The presence of hazardous or toxic substances detected on any property owned or leased by us could subject us to significant environmental liability

Under various federal, state, and local laws, ordinances, and regulations, as well as Managing law, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from property owned or leased by us, as well as related costs of investigation and property damage at such properties. Such laws often impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to generate positive financial results. Noncompliance with environmental, health, or safety requirements may require us to cease or alter operations. Further, we may be subject to Managing law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with our properties.

Regional and local economic conditions may adversely affect our business

The value of our real property investments will be influenced by the regional and local economy of southeastern Iowa, which may be negatively impacted by plant closings, industry slowdowns, increased unemployment, lack of availability of consumer credit, increased levels of consumer debt, poor housing market conditions, racial tensions, riots, adverse weather conditions, natural disasters and other factors. Similarly, local real estate conditions, such as an oversupply of, or a reduction in demand for, commercial space and the supply and creditworthiness of current and prospective buyers and/or tenants may affect the ability of our properties to generate revenue.

Economic conditions may have an adverse effect on our revenues and available cash

If general economic conditions worsen, this will hinder our ability to implement our business strategies and have an unfavorable effect on our operations and our ability to generate revenue.

We may be liable for certain uninsured losses

Certain types of losses, such as losses arising from acts of God, certain environmental issues, terrorism, or acts of war, generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our any rights to the Property. At the same time, we may remain obligated to pay any other obligations related to the Property. Consequently, any such losses could have a material adverse effect on our results of operations.

The Property may be acquired, constructed, and/or operated by an affiliated subsidiary

We may acquire, construct and/or operate the Property through a separate affiliated subsidiary (typically wholly-owned) of the Company.

We may assume risks associated with joint ventures

The Property may be acquired, developed and/or operated through the form of a joint venture between us (as either a general or limited partner or as a member and/or managers of an LLC) and our affiliates, third-party developers and/or real estate investors. Our investment and involvement in such entities that may own and operate the Property may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer in the Property might become bankrupt, that such co-venturer may at any time have economic or business interests or goals that are inconsistent with ours, or that such co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of a joint venture and may receive a disproportionate share of profits from a joint venture. Actions by a co-venturer might have the result of subjecting the Property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture or might have other material adverse consequences for the Company.

We have limited operating history

The Company is newly-formed and lacks an operating history in operations and in business in general for that matter. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future. This, coupled with our lack of an operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire capital contribution to the Company is at risk.

Our success is dependent on our key personnel

Our success depends upon our management's successful implementation of our business plan. Our performance and the value of the Company and its assets also depend on our ability to retain and motivate our officers and key employees. The loss of the services of any of such persons or other key employees could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our future success depends on our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, sales, marketing, and client service personnel. Competition for such personnel is intense and there can be no assurance that we will be able to successfully attract, assimilate, and retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, sales, marketing, and client service personnel could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our Managers will have broad discretion on how to use proceeds

Our Managers will have broad discretion with respect to the use of the proceeds of this Offering, including discretion to use the proceeds in ways which may not be disclosed in this Offering Statement and with which investors may disagree. You will be relying on the judgment of our Managers regarding the application of the proceeds of this Offering.

We arbitrarily determined the terms of this Offering

The terms of this Offering as outlined in this Offering Statement bear no relationship to our assets, prospects, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Company. The price or terms of the securities offered via this Offering Statement has been arbitrarily determined by us. While the proceeds of this Offering are primarily intended to cover, along with debt and contributions by the members, the cost and the development of the Property to be acquired, constructed and operated, no assurance is or can be given that any security issued by the Company, if transferable, could be sold for any amount. You should make an independent evaluation of the fairness of the terms of this Offering. There can be no assurance that the price you pay for the securities described in this Offering Statement is equal to the fair market value thereof.

No audited financial statements of the Company are available

We have elected not to have an audit of the financial statements of the Company. As a result, there could be financial matters of a material nature that would have been disclosed by an audit that were not discovered or disclosed in the attached statements.

This Offering Statement contains a very limited discussion of possible tax consequences

This Offering Statement contains very limited discussion as to the possible tax consequences likely to arise from the transaction(s) contemplated. We expressly intend to **not** advise you as to such matters. **You are urged to consult with your own tax advisors**.

There may be income tax risks and ERISA risks associated with the Units

The following is a brief summary of what we believe are the most significant tax risks associated with the Units. Numerous changes in the tax law have increased the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. Other tax considerations that could be significant to you are discussed under the "Tax Risks" and "ERISA Aspects of the Offering" sections of this Offering Statement. You are strongly urged to review the material and to discuss with your tax advisors the potential tax consequences that may be associated with the Units.

- *Partnership Status.* The federal income tax treatment contemplated by the Company will be available only if we are classified as a "partnership" for federal income tax purposes and not as an "association" taxable as a corporation. Counsel for the Company has specifically declined to opine on such matters. We believe we will more likely than not be classified as a "partnership" for federal income tax purposes. Of course, there is no guarantee of any tax treatment. We assume we will operate in accordance with our Operating Agreement and will not elect to be taxed as a corporation. If it were determined that we would be taxable as a corporation rather than as a partnership, the changes in the tax consequences to you would be significant and materially adverse.

- *Passive Activity Rules.* Our losses will be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

- *Tax Liabilities in Excess of Cash Distributions*. Each member of the Company will be required to pay federal and state income taxes at their individual rate on their allocable share of the Company's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. In rare cases the allocation of profits could be disproportionate to distributions to the members. Therefore, distributions, if any, may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that you may incur tax liabilities resulting from owning the Units without receiving cash from the Company in an amount sufficient to pay for any part of that liability.

- *Reduction in Tax Basis*. Cash distributions, if any, by the Company to a member will result in taxable gain to the extent those distributions exceed the member's basis for their Unit of membership interest. Initially we expect for the basis of members holding Units will be the amount of their investment increased by the portion of any Company indebtedness for which that member may bear the burden of economic loss.

- *Unrelated Business Taxable Income*. Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). Real estate rental income and gain on the sale of real property is generally not included in UBTI. However, a portion of the rental income from real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that will allow them to avoid the recognition of UBTI if the Company meets certain disproportionate allocation rules; however, it is unclear whether the Company satisfies these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Company. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

- *Risk of Characterization of Property*. The Internal Revenue Service (the "IRS") could characterize a particular property owned by the Company or our affiliates to be or consist of property held primarily for sale to customers in the ordinary course of business. Under such characterization, any gain recognized by the Company on the sale of such property would be ordinary income and any loss on such sale would be ordinary loss.

- *Audit Risk.* The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that the Company is the type that would be subject to such greater IRS scrutiny, the federal income tax information return of the Company will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, our members' federal income tax returns.

- *Factual Determinations by the Company*. The determination of the correct amount of certain deductions and their availability and timing to the Company depend on factual determinations to be made by our Managers. Counsel has specifically declined to give an opinion on such matters. Although we will exercise judgment regarding the facts when preparing the Company's information return, the IRS may assert that our judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to our members.

- *Changes in the Tax Law.* Significant changes have been made in the Internal Revenue Code (the "Code") in recent years. The U.S. Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the U.S. Treasury Department through changes in its regulations, and by the IRS through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the Company or our members.

- *ERISA Risks.* The Employment Retirement Income Security Act of 1974 ("ERISA") subjects trustees and certain other parties-in-interest with respect to Qualified Plans to special standards. The ERISA considerations of an investment in the Company that we believe are possibly significant are discussed under the "ERISA Aspects of the Offering" section of this Offering Statement. In light of ERISA, we will limit the sale of Units to benefit plan investors to less than 25% of all Units subscribed (excluding certain Units as described herein) unless the real estate operating company exception applies.

Pension or profit-sharing trusts should exercise caution

When considering an investment in the Company of a portion of the assets of a qualified profit sharing, pension, or other retirement trust, a fiduciary, taking into account the facts and circumstances of such trust, should consider among other things (i) the definition of plan assets under the Employee Retirement Income Security Act of 1974 ("ERISA") and the status of labor regulations regarding the definition of plan assets, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, and (iii) whether the investment is prudent, considering the nature of an investment in the Company, and the fact that we do not expect a market to be created in which one can sell or otherwise dispose of our securities, and we have had no substantial history of operations. The prudence of a particular investment must be determined by the responsible fiduciary (usually the trustee or investment officer) with respect to each employee benefit plan taking into account all of the facts and circumstances of the investment.

We will require future capital to continue our operations

We may permit or request significant material additional capital contributions from our members on a pro rata basis, new investors on terms different from those set forth in this Offering, or from other sources. This may or may not have dilutive effect upon your respective percentage of membership interest in the Company.

We have incurred losses since our inception

We have not generated revenues and have experienced significant negative cash flow from operations since our inception. We anticipate that our operating expenses will continue to increase substantially in the foreseeable future as we continue to acquire, construct and develop The Property. There can be no assurance that our business strategy will be successful or will generate sufficient revenues to achieve or maintain profitability in the future.

We require substantial capital requirements to finance our operations

We have substantial future capital requirements. Our ongoing capital requirements consist primarily of acquiring, rezoning, permitting, planning and developing real estate for construction of the Property and actual construction of the Property. We also have ongoing overhead, salaries, wages, and administrative costs to bear. We plan to finance our anticipated ongoing expenses and capital requirements with funds generated from the following sources:

- Capital raised through future debt and equity offerings;
- Available cash;
- Funds received under lines of credit or loans;
- Funds from strategic partners; and/or
- Cash generated from operations, upon commencement of operations.

We currently do not have the cash available or any agreed source of funding to meet our capital requirements. If we are unable to obtain the necessary financing, we will not be able to acquire the assets necessary for our proposed business or to implement our proposed business plan. The acquisition and construction of the Property is capital intensive. If we do not have access to the necessary funding, we may be unable to initiate and complete construction and operations of the Property. Changes in the industry or the economy, over which we have no control, may adversely affect our ability to obtain the necessary capital. We may not be able to obtain the amount of additional capital needed or may be forced to pay an extremely high price for capital. If we are unable to obtain sufficient capital or are forced to pay a high price for capital, we may be unable to meet future obligations or adequately exploit existing or future opportunities, and may be forced to discontinue operations.

As of October 21, 2021, we had no long-term debt or other contingent liabilities aside from one or more member advances and/or loans in the amount of approximately $15,000, more or less. See the section of this Offering Statement titled "Capitalization and Indebtedness" for additional information. There is a risk we will not be able to service any outstanding indebtedness. If we successfully raise additional funds through the issuance of more debt, we will be required to service that debt and our operational flexibility may be restricted by the terms of the financing. If we successfully raise additional funds through the issuance of equity securities, then those securities may have rights, preferences or privileges senior to the rights of the Units and you may experience dilution.

We may be found to infringe on certain patents, business or trade secrets

While we currently believe that we are not infringing upon patents or rights owned by others, there can be no assurance that such persons will not file suit against us. In any case, there is no assurance that such a suit would be settled in our favor.

We could incur securities regulatory action

We and/or our affiliates may have conducted one or more private placement offerings of securities prior to utilizing this Offering Statement. We believe these offerings were conducted in compliance with existing federal and state securities laws and exemptions from registration. However, any one or more of such offerings could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against the Company brought by federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor.

This Offering is not registered under federal or state securities laws

This Offering has not been registered under the Securities Act of 1933, as amended (the "Act"), nor registered under the securities laws of any state or jurisdiction. We do not intend to register this Offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials.

You must make your own decision whether to invest with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of the terms of this Offering.

Members could become liable for excessive distributions

As a member of the Company (i.e., a holder of our Units) you will not be liable for the liabilities of the Company in excess of your investment. Notwithstanding this fact, you could become liable for any distributions made to you by the Company if, after such distribution, our remaining assets are not sufficient to pay our then-outstanding liabilities.

There are restrictions on transfers

Transferability of the Units is restricted so as to maintain control and consistency and to comply with federal and state securities laws. You will not have the right to withdraw your investment from the Company or to receive a return of all or any portion of your investment. The Units offered by way of this Offering Statement have not been registered with the SEC or any government's securities authority. The Units will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, you should be prepared to hold such securities for at least twelve (12) months and perhaps even an indefinite period of time.

There will not be an active trading market for the Units; Sales in the secondary market may result in significant losses

There will likely never be any secondary market for our Units. Our Units will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Our Managers and other affiliates of the Company may engage in limited purchase and resale transactions in the Units, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If the Units are sold to third parties before their respective maturity dates, you may have to do so at a substantial discount from the issue price. It is not anticipated that there will be any market for the resale of our securities. As a result, an investor may be unable to sell or otherwise dispose of their investment in the Company. Moreover, if an investor were able to liquidate their investment, they or she would likely receive less than the amount of their original investment. Buyers of equity on the secondary market typically expect and receive a substantial discount from the pro rata portion of the fair market value of an entity's assets.

This Offering is being conducted on a best efforts basis

We will be offering our Units on a "best efforts" basis. However, there is no assurance that we will reach our objectives in this Offering. If the Offering does not proceed according to our plans we may not have sufficient working capital to operate our business.

All financial forecasts are subject to limitations

If any financial forecasts are utilized by the Company in connection with this Offering, they have been prepared solely by the Company's management and are qualified in their entirety by the risk factors set forth in this Offering Statement. Such forecasts, if any, have not been compiled or reviewed by independent accountants and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant material uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results shown. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in subscribing for the securities offered hereby and are qualified in their entirety by the content of this Offering Statement.

We may be subject to other risks

The foregoing represents our best attempt to identify the various risks you may be exposed to by subscribing to this Offering. This Offering Statement does not purport to be complete and may not adequately cover all activities in which we may be engaged nor all the risks the Company will be subject to, either directly or indirectly, as a result of pursuing our objectives. You are encouraged and entitled to ask questions of and receive answers from our Managers as to assess the merits and risks of the securities offered hereby.

THE OFFERING

PURPOSE

We intend to use the net proceeds of this offering for general working capital purposes related to the acquisition and development of the Property. Invested funds will used for payment of invoices for services rendered relating to development of the Property including but not limited to (i) direct and indirect costs of acquisition, construction and operation of the Property and similar facilities, and (ii) legal, accounting, administrative, overhead, marketing and similar costs and expenses associated with completing the Property development plan. There will be no salaries payable to the Managers or our affiliates during the course of the Property's development. Our Management will endeavor to supervise the use of funds such that actual value is exchanged upon payment which would contribute towards the building of equity, completion of the Property development plan, and similar or other costs and expenses associated with pursuing the Company's business objectives.

ESTIMATED USE OF PROCEEDS

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts (see next page):

	If Target Offering Amount Sold*
Total Proceeds:	$250,000
Less: Offering Expenses	
Costs of Capital: Sales Commissions, Finder Fees, Portal Fees, and/or Offering Marketing Allowances (1)(2)	$25,000
Net Proceeds:	$225,000
Use of Net Proceeds	
Property Acquisition	$225,000
Total Use of Net Proceeds:	$225,000

FOOTNOTES TO TABLE:

(1) The Company either has or shall pay an offering review, setup, closing, and marketing fee in the amount of $2,000 to EquityDoor, LLC.

(2) EquityDoor, LLC, shall receive a sales commission equal to a specified percentage depending upon the amounts raised by the Company in this offering in accordance with the following tiered schedule:
- 6% on amounts raised up to $300,000;
- 5% on amounts raised of between $300,001 up to $500,000;
- 4% on amounts raised of between $500,001 up to $700,000; and
- 3% on amounts raised of between $700,001 up to $5,000,000.

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $250,000 (the "Target Offering" amount) have been received by the Company, or (b) 30 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these Offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

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* PURSUANT TO 17 CFR SECTION(S) 227.201(aa) AND/OR (bb), THE FUND IS CONDUCTING THIS OFFERING ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19, THEREFORE NON-REVIEWED AND NON-AUDITED FINANCIAL STATEMENTS ARE BEING PROVIDED. THE FINANCIAL INFORMATION CONTAINED HEREIN HAS BEEN CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE FUND AND HAS BEEN PROVIDED INSTEAD OF FINANCIAL STATEMENTS REVIEWED BY A PUBLIC ACCOUNTANT THAT IS INDEPENDENT OF THE FUND. IN THE EVENT THE FUND OBTAINS AUDITED FINANCIAL STATEMENTS, THIS OFFERING MAY BE EXPANDED UP TO USD $1,670,000 IN THE FUND'S SOLE DISCRETION IN WHICH CASE THE FUND'S FORM C AND THIS OFFERING STATEMENT WILL BE UPDATED AND/OR SUPPLEMENTED.

If we reach the Target Offering amount prior to the Deadline identified in the Offering materials (see above), we may close the Offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be cancelled and your committed funds will be returned.


OWNERSHIP AND CAPITAL STRUCTURE


THE OFFERING

Units of Class A-1 Investing Membership Interest

The rights of holders of the Company's Units of Class A-1 Investing Membership Interest (the "Units") are set forth in the Certificate of Determination associated with such Units and as otherwise provided in the Operating Agreement. Such Units are accorded preferences, distributions, liquidation rights, conversion, etc., as set forth in particularity in the Certificate of Determination related to the Investing Units attached to the Exhibit section of this Offering Statement.

References to the Articles of Organization and Operating Agreement of the Company in this Offering Statement are qualified in their entirety by reference to the Articles of Organization and Operating Agreement. The Articles of Organization and Operating Agreement of the Company are attached to the Exhibit section of this Offering Statement. You should read the Articles of Organization and Operating Agreement of the Company and the particular Certificate of Determination related to the Units carefully and in their entirety before investing.

Capitalization of the Company

The Company is authorized to issue an unlimited number of Units without nominal or par value. All Units are subject to dilution. Our Managers are authorized to create and issue Units in one or more series and to fix, by resolution or resolutions, the voting powers, designations, preferences, limitations, restrictions and relative rights of each series to be issued. The equity of the Company (Units of membership interest) currently consists of two (2) classes of Units – Managing and Investing.

Subsequent to the date of this Memorandum, we may seek additional capital on terms that may be different from the terms set forth herein. Such issuance of new equity and/or debt securities by the Company would, among other things, (i) have a dilutive effect upon your ownership in the Company and/or (ii) increase the overall indebtedness of the Company (See "Dilution").

Company Indebtedness

As of October 21, 2021, we had no long-term debt or other contingent liabilities aside from one or more member advances and/or loans in the amount of approximately $15,000, more or less. Please refer to our financial statements attached to the Exhibitsection of this Memorandum.

Summary of the Operating Agreement

The Company and our members are governed by our Operating Agreement (the "Operating Agreement"). You are urged to read the Operating Agreement, the true form of which is attached to this Offering Statement as an Exhibit in its entirety. Please consult with your own legal and financial advisors regarding the legal and financial effects upon you of the Operating Agreement. The following briefly summarizes certain provisions of the Operating Agreement. In no instance should this summary be relied upon as a complete statement of the terms and conditions of the Operating Agreement. (Note: any capitalized terms not defined herein have the meanings proscribed to them in the Operating Agreement itself).

General

The Company has been organized as a Manager-managed limited liability company under the Iowa Revised Uniform Limited Liability Company Act. Such Managers may appoint other managers or designated officers of the Company as deemed desirable or appropriate subject to the consent of a majority of the voting Managing Members.

The Operating Agreement provides that the Managers, and any other designated managers, has complete control of the management of business of the Company and that the members have no power to take part in the management of the Company, save for certain voting rights held by the Managing Members to appoint the Managers or other managers. The Managers are further authorized to appoint officers in furtherance of their duties.

As a holder of Units, either Investing Units or Managing Units, you will have made certain capital contributions to the Company and will have received Units in the Company, as reflected in the records of the Company. Distributions, if any, may be paid to you as a Member on account of on the type of Units that you hold, your initial contributions to the Company or on any subsequent contributions made by you, subject to the risks described elsewhere in this Offering Statement (*See* "Risk Factors" among others). The Company is to exist in perpetuity unless the happening of certain events specified in the Operating Agreement occur (*See* "Dissolution").

Liability of Members, Managers and Employees

Our Operating Agreement provides that no organizer, member, Managers, officer, or employee of the Company will be personally liable under or for any debt, obligation, or liability of the Company, or for the acts or omissions of the Company or any other organizer, member, Managers, officer, or employee of the Company.

Additional Capital Contributions

No Member is obligated to make any additional contribution(s) to the Company's capital.

Investing and Managing Units

The Company has authorized the issuance of two types of Units: Managing Units and Investing Units. Generally, each Managing Unit has the right to one vote on each matter on which Members may vote. Investing Units may or may not have the right to vote. The specific rights and/or preferences of any class of Investing Units are set forth in an associated Certificate of Determination creating such rights and/or preferences.

Capital Accounts

An individual capital account is maintained for each Member. Your ownership in the capital of the Company will consist of your share of the initial capital contributed to the Company, increased by (i) Capital Contributions by you as a Member to the Company, (ii) allocations to you as a Member of Net Profits and other income and gain exempt from tax and income and gain, (iii) the amount of any Company liabilities assumed by you as a Member; and decreased by (iv) the amount of money distributed to you as a Member by the Company, (v) the value of any property distributed to you as a Member by the Company, (vi) allocations to you as a Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account, (vii) allocations to you as a Member of Company Net Losses, and other losses and deductions, and (viii) the amount of any liabilities that you as a Member assumed by the Company. Your capital account will also be adjusted in accordance with Treasury Regulation §1.704-1(b).

Distribution Policy

Unless otherwise determined by the associated Certificate of Determination for a particular class of Units, distributions of any net operating receipts not required for Company operations or reserves as determined by the Managers, may be distributed among the members in accordance with the Operating Agreement.

Withdrawals

No member shall have the right to withdraw their capital from the Company or to receive any distribution of or return on their Capital Contributions.

Allocation of Profits and Losses Among Members

The profits and losses of the Company, gains or losses from the sale of Company property, and any items of income, loss or gain required by the Code to be separately reported shall be allocated to the members in proportion to their respective ownership of Units. Generally, except as otherwise set forth in any associated Certificate of Determination, all such allocations to members will be made to each member in the percentages of Units held by each member relative to the number of all issued and outstanding Units of the Company when such loss or profit is realized

Management by the Managers

The decision of the Managers is required to take any formal action on behalf of the Company.   The Managers also has the power to delegate their authority and to appoint junior managers or officers of the Company to carry out certain business of the Company. The Managers are solely responsible for the management of the Company's business and activities with all rights and powers generally conferred by law or consistent to accomplish such duties, or necessary or advisable in relation to such duties. The Managers and other designated managers or officers are entitled to such compensation as the Managers deem appropriate.

Additional Financing

The Operating Agreement provides that the Managers and officers may obtain or provide additional financing for Company activities by any method which they believe to be appropriate under the circumstances, including through entering into one or more financing agreements.

Borrowing

The Company has power to borrow, as appropriate, from banks, lending institutions, individual investors, other unrelated third parties, or from affiliates of the Company or the members, and may pledge Company properties or any income therefrom to secure or provide for the repayment of any such loans.

Restricted Actions

Notwithstanding the broad authority that the Managers possesses in connection with the management and operation of the Company, the approval of the voting Managing Members is required for each of the following actions: (a) any termination, liquidation, dissolution, bankruptcy, suspension of payments, assignment to creditors, or any similar event or action of the Company; (b) continuation of the business with Company property after its bankruptcy, dissolution, cancellation or other cessation to exist; (c) any act which makes it impossible to carry on the ordinary business of the Company; or (d) any change to the Operating Agreement which the Company, or any direct or indirect subsidiary of the Company, is a party that adversely alters or impacts the rights, preferences, or privileges of the Members. In any action that affects the rights, preferences or privileges of the Investing Members in particular, their consent must be obtained.

Involuntary Transfer Membership Interest

The Operating Agreement provides that each member grants to the other members a right of first refusal to purchase the member's Units of the Company before the Units are sold to a third party. In the event the right of first refusal goes unexercised or is declined by the Company and the members, you may then sell, assign or otherwise transfer all or any part of your Units in the Company, thereby substituting such transferee for yourself as a member of the Company so long as Rule 144 of the Securities Act of 1933, as amended (the "Act"), is observed. Also, such transferee will not become a substituted member until, among other things, the written consent of a majority of the voting Managing Members is obtained.

Requirements of Transferee

Any Member who desires to transfer all or any part of their Units or membership interest in the Company must, subject to the right of first refusal, arrange for their transferee to be bound by the Operating Agreement, as it may then be amended, by having such transferee execute an instrument of assignment satisfactory in form to the Company and by delivering the same to the Company together with any such other information that may be required by the Company to comply with the Act. In order to complete the transfer, in addition to the other requirements identified above, all members must execute and acknowledge any additional documents that are necessary to comply with the requirements of the Act.

Compliance with Securities Laws

Units in the Company may not be re-sold, assigned or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws or applicable exemptions from registration under those laws. We may further require an opinion of counsel from counsel acceptable to the Company that the proposed transfer would constitute a transaction that is exempt from the registration requirements of all applicable federal and state securities laws.

Encumbrances

No Member shall in any way encumber, pledge, hypothecate, or otherwise use any Units or membership interest as collateral or security for an obligation, without the written consent of the Managers.

Dissolution

Our Operating Agreement provides that the Company will be dissolved and its affairs wound up when any one or more of the following occurs: (a) at the time specified or upon the occurrence of events in the Company's Articles of Organization or its Operating Agreement causing termination; (b) by written agreement of a majority of our Members and the Managers; or (c) when the Company is not the successor or survivor entity in any merger or consolidation of two or more limited liability companies.

Method of Winding Up

Upon dissolution of the Company, the winding up of the affairs of the Company and the distribution of its assets will be conducted exclusively by the Managers. In that regard, the Managers may delegate their obligations to a receiver or a trustee. A reasonable time will be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors to enable the Managers to minimize the losses customarily attendant to distressed dispositions of property. Upon the dissolution of the Company, the profits, losses, and capital of the Company will be distributed as follows: First, payment of creditors, including Members and managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members; Second, to establish any reserves that the Managers deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Managers shall deem advisable; Third, to the extent the holders of Investing Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Investing Units, one hundred percent (100%), to the holders of Investing Units as a group, on a pro-rata basis, until each holder of Investing Units has been distributed an aggregate amount equal to one hundred percent (100%) of their Contributions with respect to their Investing Units; and Fourth, any excess shall be distributed to the holders of Managing Units as a group, on a pro-rata basis.

All distributions of Company property upon liquidation of the Company will be made in accordance with the balances of individual members' capital accounts. However, any member with a negative balance in their capital account will not be entitled to a distribution as to capital or their share of profits. To the extent feasible, all distributions in liquidation will be made pro rata to the members in kind. Distribution of specific assets will be solely determined by the Managers.

Amendment to Operating Agreement

The Operating Agreement may be amended only by a written document that complies with the terms of the Operating Agreement regarding voting and amendments.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Operating Agreement, the Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an Offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

The following statements summarize your rights and privileges as a holder of Units. The following summary does not purport to be complete and is subject to the Iowa Revised Uniform Limited Liability Company Act, as amended (the "LLC Act"), the Company's Operating Agreement, and the Agreement.

Units of Investing Membership Interest

The rights and duties of Investing Members is set forth generally in the Company's Operating Agreement (See Exhibit "C" of this Offering Statement). Liability of an Investing Member for the Company's debts and obligations will not exceed that Member's Capital Contributions, their share of assets, and the return of any part of their Capital Contribution. While we contemplate issuing up to the number of Units in the as set forth in this Offering Statement, under the Company's Operating Agreement we may issue any number of Units as deemed necessary to enable us to achieve our objectives. See "Risk Factors – Units Are Subject to Dilution".

Organization

KBW MHP Holdings, LLC (the "Company") is organized as an Iowa limited liability company pursuant to the Iowa Revised Uniform Limited Liability Company Act (the "LLC Act").

The Company is managed by our Managers who hold, between them, 100% of the Managing Membership Interest (i.e., rights to govern, control, etc.) of the Company and, unless otherwise provided in a given Agreement, in each series established as well.

The rights and duties of the Managing Member are more particularly described in the Company's Operating Agreement which is included in Exhibit "C" of this Offering Statement.

The rights and duties of Investing Members (including both the Managing Member and the Investing Members) is set forth in the Company's Operating Agreement (See Exhibit "C" of this Offering Statement).

The Company and the is organized so as not to be deemed an "investment company" as that term is defined under the Investment Company Act of 1940 (the "1940 Act"). Specifically, the is structured so as to be excluded from the definition of "investment company" pursuant to Section 3(c)(5) of the 1940 Act.

No more than 499 Investing Members will be admitted into the Company, regardless of the number of Units purchased.

The will attempt to place its Units with only "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the "Act"), and/or with otherwise "sophisticated" investors (i.e., those who possess sufficient knowledge and experience in business and/or financial matters (or are represented by such a person) such that they are capable of evaluating the merits and risks of investing in the Units), pursuant to an exemption from registration under Rule 506(b) of the same. They will also attempt to privately place its Units with only "qualified purchasers" as defined in Section 2(a)(51)(A) ofthe 1940 Act pursuant to Section 3(c)(7) of the same. In any case, they will endeavor to limit participation to investors who have a fundamental understanding of the real estate business.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Units is likely based on the principal of the Unit and no other valuation methodology. The return on investment for each Unit is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Units does not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

If you purchase a Unit from the Company, you will not have any voting rights. Thus, you will have no ability to control or influence the governance and operations of the Company. The marketability and value of the Unit will depend upon many factors outside your control and the Company's control. managers and officers (our "Management"). The Company will be governed in accordance with the strategic direction and decision-making of our Management. As a holder of one or more Units, you will have no independent individual or collective right to name or remove an officer or member of the Management of the Company. Following your investment in one or more of the Company's Units, the Company may sell additional securities or borrow funds from other lenders some or all of which may have better repayment terms, may be secured by specific collateral and/or may have senior rights to those associated with your Unit. Your Unit may be subordinate to the rights of such other lenders. The amount of additional financing needed by the Company, if any, will depend upon the maturity and successful execution of the Company's business plan.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

We are presently intending to sell Units of Investing Membership Interest in the described in Exhibit A of this Offering Statement at a price of USD $1.00 per Unit (the "Offering").

This Offering may be increased in the Managing Member's sole discretion, selling more than the specified number of Units to handle oversubscriptions, cost overruns, or for other purposes. Such action may have a dilutive effect on your percentage interest in the and your interest in the allocation of revenue, capital, or other disposition of assets, after expenses. Any Units not sold to Investing Members will be retained by the Managing Member.

At least 250,000 Units ($250,000) will need to be sold (the "Target Offering") to release funds from escrow whereupon funds shall be then become available for use by the Managing Member to implement the Company's objectives as described herein.*

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* Pursuant to 17 CFR Section(s) 227.201(aa) and/or (bb), the Company is conducting this Offering on an expedited basis due to circumstances related to COVID-19, therefore non-audited, non-reviewed financial statements are being provided herewith. In the event the Company exceeds this Target Offering, this Offering Statement will be supplemented with reviewed and/or audited financial statements.

This Offering will begin on the date on the cover page of this Offering Statement and will continue until all of the Units are sold or until the Offering is terminated by the Managing Member or until the number of investors in the reaches 499 persons.

The minimum investment is 2,500 Units (USD $2,500). However, we reserve the right to accept lesser amounts from qualified persons.

We reserve the right to reject or refund any subscription for any or no reason in whole or in part. If your subscription is rejected, your funds will be returned to you without interest earned.

After receiving and processing your paperwork and your funds, we will send you written confirmation. This will notify you of the extent, if any, to which your subscription has been accepted by the Company.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Jamie O'Brien (1)	$15,000	5.00% per annum	See Footnote 1	See Footnote 1

Footnotes to table:
   (1) Mr. O'Brien has agreed to defer repayment of this loan from the proceeds of this Offering. (See "Management" and "Risk Factors").

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement Offerings of equity and/or debt securities. We believe the placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single Offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and Affiliates, including individuals or entities related to our Management, can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. You should recognize that relationships and transactions of the kinds described below involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. To review copies of any such contracts or agreements, please contact us.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is newly formed and does not have an operating history. We are dependent upon the proceeds of this Offering and/or other Offerings or capital sources to commence operations.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our Management has prepared un-audited, un-reviewed financial statements for the Company through October 21, 2021. Webelieve such statements are materially correct. Such statements are included in the Exhibit section of this Offering Statement. In the event audited financial statements become available, this Offering Statement shall be amended and/or supplemented accordingly.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Units. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Units.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Units are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Units presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The market for real estate investment and Property acquisition is highly competitive, fragmented and rapidly changing.

DESCRIPTION OF PROPERTY

We currently utilize office space of our Manager, Darron Hay, located in Washington, Iowa, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in Washington, Iowa, USA, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Members or other

Persons who may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Operating Agreement, the Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party. As of the date of this Offering Statement, to our knowledge we are not a party to any side letters.

COMPENSATION

Our Managers and/or their affiliates will be paid in connection with their management of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, including, but not limited to, travel, legal, accounting, overhead, due diligence, market research, and pre-acquisition research costs and other expenses in connection with the pursuit of the Company's objectives (See "Estimated Use of Proceeds"). Such persons may receive salaries and equity or other forms of compensation out of the proceeds of this Offering or from our revenue, capital, or other Company assets for services performed on behalf of the Company. Such services may include, but are not limited to, legal, accounting, marketing, investor relations, communications, administrative support, etc. See "Conflicts of Interest". Such persons and/or their Affiliates may receive other forms of compensation. For example, Mr. Hay currently owns a 10% equity interest in the mobile home park Properties the Company seeks to acquire in both Brighton, Iowa, and Wayland, Iowa. Also, upon closing on such Properties, Mr. Hay will be reimbursed for unpaid labor that has been expended to date in connection with each Property. (See "Conflicts of Interest").

CONFLICTS OF INTEREST

General

Your interests and those of the Managing Member and its Affiliates may be inconsistent in some respects or in certain instances, and the Managing Member's actions may not be the most advantageous to you or to other Investing Members. The following discussion describes certain possible conflicts of interest that may arise for the Managing Member and its Affiliates vis-à-vis the and the Investing Members. For some conflicts of interest, but not all, certain limitations are implemented in order to reduce the effect of such conflicts to the extent possible. Other than these limitations the Managing Member has not established procedures to resolve a conflict of interest. Under the terms of the Company's Operating Agreement the Managing Member may resolve the conflict of interest in its sole discretion. The discussion below is not intended to be all inclusive. Other transactions or dealings may arise in the future that could result in conflicts of interest for the Managing Member and its Affiliates.

Conflicts Regarding Transactions with the Managing Member and its Affiliates.

Although the Managing Member believes that the compensation and reimbursement that it and its Affiliates may receive in connection with the Company's activities are reasonable, the compensation has been determined solely by the Managing Member and did not result from negotiations with any unaffiliated third-party dealing at arms-length. The Managing Member and its Affiliates will be entitled to receive compensation and reimbursement from the for services rendered in connection with the administration and management of the Company and/or the Company's Property. The Managing Member or its Affiliates providing the services or equipment can be expected to profit from the transactions, and it may be in the Managing Member's best interest to enter into contracts with itself and its Affiliates rather than unaffiliated parties even if the contract terms, or skill and experience, offered by unaffiliated third-parties is comparable. For example, Mr. Hay currently owns a 10% equity interest in the mobile home park Properties the Company seeks to acquire in both Brighton, Iowa, and Wayland, Iowa. Also, upon closing on such Properties, Mr. Hay will be reimbursed for unpaid labor that has been expended to date in connection with each Property.

Conflicts Regarding Possible Joint Venture Participation Agreements and LLC Operating Agreements

Whenever possible, the Property will be developed and operated under one or more joint venture participation agreements and/or LLC Operating Agreements. This may create a continuing conflict of interest for the Managing Member since it would be required to monitor and enforce on behalf of the Company, compliance with the provisions of such agreements.

Conflicts Regarding Compensation, Sharing of Costs and Revenues; Carried Interests

Unless otherwise provided in the Agreement, the Managing Member and its Affiliates may receive compensation and percentage of revenue, capital, or other disposition of assets greater than the percentage of costs that it pays if any at all. Such compensation and sharing arrangement may create a conflict of interest between the Managing Member and you and the other investors in the Company.

Conflicts Regarding Partnership Representative

The Managing Member will serve as the Company's Partnership Representative and represent the before the IRS. The Managing Member will have broad authority to act on behalf of you and the other Investing Members in any administrative or judicial proceeding involving the IRS, and this authority may involve conflicts of interest. For example, potential conflicts include:

- Decisions to expend funds to contest a proposed adjustment by the IRS, if any;

- Amounts of the Managing Member's reimbursements from the for expenses incurred by it in its role as the Partnership Representative.

Conflicts Regarding Other Activities of the Managing Member and Their Affiliates

The Managing Member will be required to devote to the only such time and attention which it considers necessary for the proper management of the Company's activities. However, the Managing Member and/or its Affiliates have sponsored and continue to manage other real estate concerns. Thus, they will have conflicts of interest in allocating management time, services and other activities. The Managing Member will determine the allocation of its management time, services and other functions on an as-needed basis among the and other enterprises.

The Managing Member and/or its Affiliates will not be restricted in any manner from participating in other businesses or activities, even if these other businesses or activities are competitive with the Company's activities and operate in the same areas as the Company. For example, some of these business activities include the following:

- Mr. Hay owns Heartland Craftsman, LLC ("Heartland Craftsman") which is a licensed general contractor in Iowa. Heartland Craftsman is intended to be the prime contractor hired by the Company for the Properties we acquire. Heartland Craftsman has experience in building mobile home parks and installing infrastructure. Subcontractors will be used where appropriate for wastewater, electric, HVAC, and other specialty trades. Some or all of such subcontractors may be Affiliates of Mr. Hay and/or the Company.

- Heartland Craftsman is also a Federal Motor Carrier (license no. MC-1127917). Heartland Craftsman will provide trucking services to transport the manufactured houses from the factory to each Property. Mr. Hay himself intends to drive the truck pulling the oversized loads.

- Mr. Hay is licensed in the State of Iowa as a Manufactured Housing Installer (license no. MHI-009). In such capacity, we expect Mr. Hay expects to be involved in the supervision and installation of the new manufactured houses on each Property.

- Mr. Hay is licensed in Iowa as a Level 1 Water Operator. The Kalona Property currently has a well which will ultimately be decommissioned when the Property is redeveloped and connected to rural water sources. We expect that Mr. Hay will take over responsibility for the well as the responsible Water Operator upon closing on this Property while it is operational prior to decommissioning. Mr. Hay will be paid by the Company approximately $500 per month for such services over the course of between 6 months to one year. (See "Compensation").

Interest in Property Will Be Acquired Only for Stated Purpose of the Company

They will acquire only interest in the Property that is reasonably expected to meet the stated purposes of the Company. Interest in the Property will not be acquired for other purposes.

Lack of Independent Underwriter and Due Diligence Investigation

The terms of this Offering as set forth in this Offering Statement, the Company's Operating Agreement, the Agreement, Subscription Agreement, and other agreements were and are determined by the Managing Member without arms' length negotiations. You may have benefitted more through utilizing independent legal counsel who might have negotiated more favorable terms for you in this Offering and such agreements.

Also, there was not an extensive in-depth "due diligence" investigation of the existing and proposed business activities of the which would be provided by independent underwriters.

Conflicts Concerning Legal Counsel

It is anticipated that legal counsel to the Managing Member and its Affiliates will also serve as legal counsel to the and that this dual representation will continue in the future. If a future dispute arises between the Managing Member and you and the other Investing Members, then the Managing Member will cause you and the other investors to retain separate counsel.

Conflicts Regarding Managing Member Withdrawing or Converting its Interest

A conflict of interest is created with you and the other investors by the Managing Member's right to mortgage its interest or withdraw or convert its managing Membership Interest in the Company. The Managing Member could also use its interest in the or the Property as collateral for a loan. If there was a default under the loan, this could reduce or eliminate the ability of the Managing Member to maintain control over the Company's operations and activities and its overall responsibilities to you and the other Investing Members.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFRING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a limited liability company that has elected to be treated as a partnership for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

TAX RISKS

The following is a brief summary of what we believe are the most significant tax risks involved in an investment by the Investing Members in the Units. Changes in the tax laws of the federal government and of the several States may increase the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. THEREFORE, NONE OF THE FOLLOWING SHOULD BE

CONSIDERED TAX ADVICE FROM THE SERIES, ITS MANAGEMENT, COUNSEL, ACCOUNTANTS, AFFILIATES, ETC. YOU ARE EXPECTED TO CONSULT WITH YOUR OWN PERSONAL TAX ADVISOR BEFORE MAKING A DECISION TO SUBSCRIBE FOR UNITS.

We have not obtained a tax opinion

We have not obtained an opinion of counsel as to the tax treatment of certain material federal tax issues potentially affecting the or its Members. Moreover, any such opinion, if we obtained one, would not be binding upon the Internal Revenue Service ("IRS"), and the IRS could challenge our position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of our Units.

Tax audits are possible

The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that the is the type that would be subject to such greater IRS scrutiny, our federal income tax information return will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, an Investing Member's federal income tax return. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the probability of audits of an Investing Member's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in your personal return, regardless of whether or not those items relate to the Company.

Tax laws are subject to change

Tax laws are continually being introduced, changed, or amended, and there is no assurance that the tax treatment presently potentially available with respect to our proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on our activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on us.

Passive Activity Rules

Any losses you incur may be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

Tax Liabilities in Excess of Cash Distributions

Each of our Members will be required to pay U.S. federal and state income taxes at their own individual rate on their own allocable share of the Company's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. Generally, the allocation of profits is likely to be disproportionate to distributions to the Members. Therefore, distributions may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that the Members will incur tax liabilities resulting from an investment in the without receiving cash from the in an amount sufficient to pay for any part of that liability.

Reduction in Tax Basis

Cash distributions by the to an Investing Member will result in taxable gain to the Investing Member to the extent those distributions exceed the Investing Member's basis for his Unit. Initially, an Investing Member's basis for his Unit will be the amount of his cash contributions to the increased by the portion of any Company indebtedness for which that Member may bear the burden of economic loss.

Unrelated Business Taxable Income

Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). For example, a portion of income from an interest in real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that will allow them to avoid the recognition of UBTI if we meet certain disproportionate allocation rules; however, it is unclear whether we will satisfy these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Company. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

Risk of Characterization

The IRS could characterize particular assets of ours to be or consist of property held primarily for sale to customers in the ordinary course of our business. Under such characterization, any gain recognized by us on the sale of such asset would be ordinary income and any loss on such sale would be ordinary loss.

Factual Determinations by Managing Member

The determination of the correct amount of certain deductions and their availability and timing to the depend on factual determinations to be made by our Managing Member. Counsel for our Managing Member has specifically declined to give an opinion on such matters. Although our Managing Member will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that our Managing Member's judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to the Members.

Changes in U.S. Tax Law

Significant changes have been made in the Code in recent years. The Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the Treasury Department through changes in its regulations, and by the Service through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the or its Members.

We Will Likely Be Treated as a Tax Partnership

We believe we will each be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation. However, no tax opinion has been sought or obtained as to the availability of tax benefits to individual Company investors due to our likely classification as a partnership for tax purposes. While we believe we will likely be treated as a partnership for tax purposes, we do not intend to request a ruling of such treatment from the IRS. Should the IRS challenge this issue and obtain a contrary ruling regarding partnership status, the may be required to pay taxes on the amount of taxable income deductions previously obtained, and may be liable for additional interest and/or penalties in connection with those deductions. Such adverse tax treatment would invariably have a material impact on our profitability and on your actual return on invested capital.

ERISA ASPECTS OF THE OFFERING

Introduction

The purchase of Units may not be appropriate for various tax deferred retirement plans, including any pension, profit sharing, Keogh plan or other employee retirement benefit plans qualified under Section 40l(a) of the U.S. Tax Code (the "Code") or any IRA qualified under Code Section 408 (hereinafter referred to as a "Qualified Plan" or "Qualified Plans"). Before purchasing Units, the trustee or other responsible fiduciary of a plan contemplating investment should consider: (a) whether the Qualified Plan is considered an employee benefit plan subject to certain fiduciary standards of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (b) whether the investment is in accordance with the documents and instruments governing such Qualified Plan; (c) whether the investment will result in unrelated business taxable income to the Qualified Plan; (d) whether the investment provides sufficient distributions to permit benefit payments to be made as they become due; (e) any requirement that the fiduciary annually value the assets of the Qualified Plan; and (f) whether the investment is prudent since no public market is expected to develop in which the Units may be sold or otherwise transferred. An employee benefit plan is defined in Section 3(3) of ERISA and includes all Qualified Plans defined above except (1) plans covering only a partner or partners of a partnership and their spouses, (2) plans covering only sole proprietors or sole owners and their spouses, or (3) most IRAs ("ERISA Plans").

"Plan Asset" Regulations

As discussed below, due to a favorable exemption provided under regulations (the "DOL Regulations"), issued by the United States Department of Labor (the "DOL"), it is expected that the assets of the will not be treated, under current law, as "plan assets" of the ERISA plans which purchase Units. However, as further discussed below, if the assets of the are considered for whatever reason to be "plan assets" under ERISA, then (a) the fiduciary responsibility standards of ERISA would extend to investments made by the Company; and (b) certain transactions in which the might seek to engage might constitute "prohibited transactions" under ERISA and the Code. Furthermore, notwithstanding the DOL Regulations, even if the assets are not "plan assets," the responsible fiduciaries of each investing ERISA Plan still must make an independent determination on a case by case basis as to whether the purchase of Units would comply with the fiduciary standards of ERISA and whether the purchase of Units would be considered a "prohibited transaction" under Section 4975(c) of the Code or Section 406(a) of ERISA.

In 1986, the DOL published as a final regulation Reg. Section 2510.3-101, which describes what constitutes "plan assets" with respect to an ERISA Plan investment in another entity (such as a partnership or corporation) for purposes of Title I of ERISA and Code Section 4975. Unless one of the exemptions provided in the DOL Regulations is met, the assets of a corporation, partnership or other entity in which a Qualified Plan makes an equity investment could be deemed to be assets of the investing plan. This would subject those persons who exercise discretionary control or authority over such entity's assets to certain ERISA fiduciary standards. If a Qualified Plan acquires an equity interest in an entity that is neither a publicly-offered security nor a security issued by certain registered investment companies, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless (i) the equity interests of certain ERISA Plan investors are not significant or (ii) the entity is an operating company. The Units will be neither publicly-offered nor issued by a prescribed investment company. Thus, one of the two exceptions must apply in order for an undivided interest in the assets owned by the not to be treated under the DOL Regulations as a plan asset of Qualified Plans or ERISA Plans holding Units.

Exception for Insignificant Participation by Benefit Plan Investing Members

If Unit participation in the by a Qualified Plan is not significant, then a Qualified Plan investment would not include any of the underlying assets of the Company. Equity participation in the by a Qualified Plan is "significant" on any date if, immediately after the most recent acquisition of any interest in the entity, 25% or more of the value of any class of equity interests in the is held by Qualified Plan investors. For purposes of this 25% rule, the value of any equity interests held by a person (other than a benefit plan investor) who has discretionary authority or control over the assets of the entity, or who provides investment advice for a fee with respect to such assets, or any affiliate of such a person, shall be disregarded. As a result, although our Managing Member and their affiliates are not prohibited from purchasing Units, any purchases have the effect of reducing the amount and value of the Units available for purchase by the Qualified Plan investors. The Units will be offered for sale to benefit plans, within the regulatory definition, and to persons not falling within such definition. If the total Units purchased by benefit plan investors equal or exceed 25% of all of the Units purchased (excluding certain Units as described above), the second exception will not be applicable.

For these reasons, our Managing Manager may limit the sale of Units to benefit plan investors to less than 25% of all Units purchased (excluding certain Units as described above) unless the Real Estate Operating Company (REOC) Exception applies (see below).

Exception for Real Estate Operating Companies (REOC's)

Under applicable provisions of ERISA, if the real estate operating company (REOC) exception applies to the Company, then the purchase of Units would not be deemed a "prohibited transaction" by a Qualified Plan. The would be considered a REOC under ERISA if at least 50% of its assets are invested in real estate that the has the right to (or, in fact, does) substantially participate directly in the management or development activities thereof in the ordinary course of business.

Given our plans regarding the Property and our intended operation thereof, we expect to be considered a REOC under ERISA. Therefore, we likely will permit 25% or more of our Units to be purchased by benefit plan investors.

Prohibited Transactions Under Section 4975 of the Code

Notwithstanding the exemption available under section 2510.3-101 of the DOL Regulations discussed above, and the likelihood that the Company's assets would not be considered "plan assets," a fiduciary of an investing Qualified Plan in Units is still subject to the prohibited transaction rules of Code Section 4975 (and ERISA Section 406(a) for ERISA Plans). If the Service determines that an investment in the Units constitutes a prohibited transaction, an excise tax may be imposed on any disqualified person (as defined in Section 4975(e)(2) of the Code) who participates in the prohibited transaction. Furthermore, the transaction may have to be reversed. With respect to IRAs, the tax-exempt status of the IRA will be lost if the Service determines that the acquisition of Units by the IRA constitutes a "prohibited transaction" under 4975(c) of the Code.

Prohibited transactions are defined in Section 4975(c) of the Code and Section 406(a) of ERISA. These prohibitions are imposed upon fiduciaries and parties in interest to deter them from exercising the authority, control or responsibility which makes such persons fiduciaries when they have interests which may conflict with the interest of the plans for which they act. AS A RESULT, EACH FIDUCIARY OF AN INVESTING QUALIFIED PLAN INVESTING IN UNITS MUST INDEPENDENTLY DETERMINE WHETHER SUCH INVESTMENT CONSTITUTES A PROHIBITED TRANSACTION UNDER SECTION 4975(c) OF THE CODE OR SECTION 406(a) OF ERISA.

TAX DISCUSSION

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR OFFERED UNITS, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are an Iowa limited liability company which has elected to be is treated as a partnership for tax purposes. Neither we nor our Managers, advisors, lawyers, or other representatives or affiliates make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. Over the past 25 years, Mr. Hay and/or his Affiliate companies and enterprises have been involved in miscellaneous business-related litigation both as a plaintiff and as a defendant. For example, in January 2021 Mr. Hay entered into a settlement agreement to settle a claim made against him in the U.S. District Court of the Western District of Washington by a previous business partner in connection with a failed "fix-and-flip" real estate project where Mr. Hay had signed a personal guarantee in 2012. Since such matter has been settled and is unrelated to the Company aside from the connection with

Mr. Hay, we believe such will have no material adverse effect on the Company or on our planned activities. Likewise, we do not believe Mr. Hay's personal Chapter 7 bankruptcy filing which occurred in 2004 has any bearing on the Company's planned or prospective activities. We are presently unaware of any other active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

INDEMNIFICATION OF THE MANAGING MEMBER

Under the terms of the Company's Operating Agreement, the Managing Member and its Affiliates will not be liable to the other Investing Members for errors in judgment or other acts or omissions not amounting to gross negligence or willful misconduct, and will be indemnified in such circumstances against any losses or liabilities that either may incur as a result of the manner in which it operated the business or affairs of the Company. In addition, unless otherwise provided in an Agreement, the Managing Member's liabilities that exist or arise in connection with a and vis-à-vis the Investing Members of a shall be enforceable against the Managing Member's Membership Interest in that only, and shall not be enforceable against the Managing Member's Membership Interest in the Company generally or in any other Company. Therefore, you may have more limited rights of action than you would have in the absence of these limitations.

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

KBW MHP Holdings, LLC
732 Perdock Court, Washington, Iowa 52353 USA
Telephone: (319) 461-4352   E-mail: darron.hay@gmail.com

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

PROPERTY DESCRIPTION

KBW MHP Holdings, LLC
732 Perdock Court, Washington, Iowa 52353 USA
Telephone: (319) 461-4352   E-mail: darron.hay@gmail.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

[INSERT OR ATTACH MAPS, IMAGES, PROPERTY LEGAL DESCRIPTION, ETC., HERE]

EXHIBIT B

FINANCIAL STATEMENTS

KBW MHP Holdings, LLC
732 Perdock Court, Washington, Iowa 52353 USA
Telephone: (319) 461-4352   E-mail: darron.hay@gmail.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

BALANCE SHEET
(unaudited)

FOR

KBW MHP Holdings, LLC
an Iowa limited liability company

as of October 21, 2021

ASSETS

CASH IN OPERATING ACCOUNT	$0
CASH IN ESCROW ON DEPOSIT	$0
PROPERTY	$0
OTHER	$15,000
TOTAL ASSETS	<u>$0</u>

LIABILITIES & EQUITY

LIABILITIES	$15,000
EQUITY	<u>$0</u>
TOTAL LIABILITIES & EQUITY	<u>$15,000</u>

INCOME STATEMENT (PROFIT/LOSS)
(unaudited)

FOR

KBW MHP Holdings, LLC
an Iowa limited liability company

October 21, 2021

REVENUES	$0.00	
INCOME	$0.00	
TOTAL REVENUES AND INCOME		$0.00
EXPENSES		
Accounting	$0.00	
Legal fees	$10,000.00	
Organizational Costs	$5,000.00	
Travel	$0.00	
Bank Charges	$0.00	
TOTAL EXPENSES		$15,000.00
NET PROFIT / (LOSS)		($15,000.00)

EXHIBIT C

FORM OF

OPERATING AGREEMENT

KBW MHP Holdings, LLC
732 Perdock Court, Washington, Iowa 52353 USA
Telephone: (319) 461-4352   E-mail: darron.hay@gmail.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

OPERATING AGREEMENT

OF

KBW MHP Holdings, LLC

(an Iowa limited liability company)

This Operating Agreement (this "Agreement"), to be effective as of October 21, 2021 (the "Effective Date"), is by and amongKBW MHP Holdings, LLC, an Iowa limited liability company (the "Company"); Jamie O'Brien, and Darron Hay (the initial Managing Members); and such persons whose names may be subsequently added from time to time to Schedule A, attached hereto, as admitted Members. The initial Members and the admitted Members are collectively referred to herein as the "Members".

RECITALS

A. The Company was organized under the Iowa Revised Uniform Limited Liability Company Act (the "LLC Act") by filing Articles of Organization with the Iowa Secretary of State on or about the Effective Date hereof.

B. The Members wish to set out fully their respective rights, obligations and duties regarding the Company and its affairs, assets, liabilities and the conduct of its business.

C. This Agreement supersedes any other or prior Operating Agreements or understandings between the parties concerning the Company.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein, the parties hereby agree as follows:

ARTICLE I
ORGANIZATION AND POWERS

Section 1.1   Organization. The Company has filed its Articles of Organization with the Secretary of State of the State of Iowa pursuant to the LLC Act. The Articles of Organization may be restated by the Managers as provided in the LLC Act or amended by the Managers with respect to the address of the registered office of the Company in Iowa and the name and address of its registered agent in Iowa or to make corrections authorized or required by the LLC Act. The Articles of Organization, as amended from time to time, is referred to herein as the "*Articles*" In the event of a conflict between this Agreement and the Articles, this Agreement shall control.

Section 1.2   Purposes. The principal business activity and purposes of the Company shall be (i) to engage in the acquisition and/or development of real estate and/or other activities ancillary thereto, and (ii) to enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purposes. However, the business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Managers otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the LLC Act, and it shall possess and may exercise all of the powers and privileges granted by the LLC Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section 1.3 _Principal Place of Business_. The initial principal office and place of business of the Company shall be 732 Perdock Court, Washington, Iowa 52353 USA, although the Company may maintain administrative or other records elsewhere. The agent for service of process is set forth in the Articles. The Managers may change the principal office, place of business, and agent of process of the Company at any time and may cause the Company to establish other offices or places of business.

Section 1.4 _Fiscal Year_. Unless otherwise required under the Internal Revenue Code of 1986, as amended (the "_Code_"), the fiscal year of the Company shall end on December 31 in each year or such other date as the Managers may determine from time to time (the "_Fiscal Year_").

Section 1.5 _Qualification in Other Jurisdictions_. The Managers shall cause the Company to be qualified or registered under applicable laws of any jurisdiction in which the Company transacts business and shall be authorized to execute, deliver and file any certificates, articles, and documents necessary to effect such qualification or registration, including without limitation, the appointment of agents for service of process in such jurisdictions.

ARTICLE II
MEMBERS

Section 2.1 _Members_. The Members of the Company and their addresses are listed on Schedule A, as such schedule shall be amended from time to time by the Managers to reflect the withdrawal of Members, the admission of additional Members, transfers of Units or the issuance of additional Units pursuant to this Agreement. Regardless of class, the Members shall constitute a single group of members of the Company for all purposes of the LLC Act.

Section 2.2 _Admission of New Members_. Subject to Article IV, additional persons may be admitted to the Company as Members upon such terms as may be established by the Managers. New Members shall be admitted at the time when all conditions to their admission have been satisfied, as determined by the Managers, and their identity, Units and Contributions under Article IX have been established by amendment of Schedule A.

Section 2.3 _Meetings of Members_.

(a) _Notice of Meetings_. A written notice stating the place, date, and hour of all meetings of Members shall be given by the Secretary (or other person authorized by this Agreement or by law) not less than ten (10) nor more than fifty (50) days before the meeting to each Member entitled to vote thereat and to each Member who, under this Agreement is entitled to such notice, by delivering such notice to him or by mailing it, postage prepaid, and addressed to such Member at their address as it appears in the records of the Company. Notice need not be given to a Member if action is taken under Section 2.3(e), if a written waiver of notice is executed before or after the meeting by such Member, if communication with such Member is unlawful, or if such Member attends the meeting in question, unless such attendance was for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

(b) _Quorum_. The Members holding a majority of the Voting Units (as defined in Section 2.3(c)) at a meeting shall constitute a quorum.

(c) _Voting and Proxies_. For all purposes of this Agreement and under the LLC Act, only Members holding Units designated as Voting Units (the "_Voting Units_") shall have the right to vote at a meeting or execute a written consent. Each Member holding Voting Units shall be entitled to a number of votes equal to the sum of their Voting Units. Members may vote either in person or by written proxy, but no proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period. Proxies shall be filed with the Secretary at the meeting, or at any adjournment thereof. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

(d) _Action at Meeting_. When a quorum is present, any matter before the meeting shall be decided by vote of the Members having a majority of the Voting Units represented at the meeting except where a larger or different vote is required by law or by this Agreement.

(e) *Action without a Meeting*. Notwithstanding anything contained in this Agreement to the contrary, any action required or permitted by law to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be taken by Members having a majority of the Voting Units or such larger or different percentage of Voting Units if required by law or by this Agreement. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those holders of Voting Units who have not consented in writing.

Section 2.4 Limitation of Liability of Members; Indemnity. Except as otherwise provided in the LLC Act, no Member of the Company shall be obligated personally for any debt, obligation or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in the LLC Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in their Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company except as required by the LLC Act or other applicable law. The Company shall indemnify and hold harmless each of the Members acting on behalf of the Company pursuant to the terms of this Agreement from and against any claim by any third party seeking monetary damages against such Member arising out of such Member's performance of their duties in good faith consistent with the terms of this Agreement. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such conduct constituted gross negligence, willful misconduct or fraud of the Member. Notwithstanding the foregoing, no Member is authorized to act on behalf of the Company except in accordance with an express resolution of the Managers.

Section 2.5 Authority. Unless specifically authorized by the Managers, no Member that is not a Manager or officer of the Company shall be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member.

Section 2.6 No Right to Withdraw. Except in connection with a transfer of all of a Member's Units in accordance with all applicable terms of this Agreement, no Member shall have any right to resign or withdraw from the Company without the consent of the other Members or to receive any distribution or the repayment of their Contribution except as provided in Articles XI and XIII upon dissolution and liquidation of the Company.

Section 2.7 Rights to Information. Members shall have the right to receive from the Company upon request a copy of the Articles and of this Agreement, as amended from time to time, and such other information regarding the Company as is required by the LLC Act, subject to reasonable conditions and standards established by the Managers, as permitted by the LLC Act, which may include, without limitation, withholding or restrictions on the use of confidential information.

Section 2.8 No Appraisal Rights. No Member shall have any right to have their Units appraised and paid for by the Company under any circumstances.

Section 2.9 Reports. Within 90 days after the end of each Fiscal Year, the Company shall furnish to all Members such information as may be needed to permit Members to file their federal income tax returns and any required state income tax returns. The cost of all reports delivered pursuant to this Section 2.9 shall be an expense of the Company. All reports provided to Members by the Company shall be kept confidential by the Members and shall not be divulged, in whole or in part, to any third party other than the legal and accounting advisors of the Members, except as required by applicable law.

ARTICLE III
CAPITAL STRUCTURE

Section 3.1 Classes of Units.

(a) The right of Members to distributions and allocations and a return of capital contributions and other amounts specified herein shall be evidenced by Units of membership interest in the Company ("*Units*"). Except as otherwise provided herein, the Company is authorized to issue an unlimited number of Units with no par value. All Units issued and outstanding shall constitute 100% of the equity or membership interest of the Company. The Company may issue the following classes of Units which shall have economic rights set forth in Articles X and XI and as otherwise determined under this Agreement:

       (i)   "*Managing Units*", which shall have the voting rights set forth in Section 2.3(c) of this Agreement (i.e., "Voting Units"); and

       (ii)   "*Investing Units*". Subject to Article IV, the Managers are authorized to issue Investing Units in one or more series and to fix, by resolution or resolutions or certificates of determination, the voting powers, designations, preferences, limitations, restrictions and relative rights of each series or class to be issued. Unless otherwise determined by said resolution or resolutions, Investing Members shall only have the economic rights and obligations allocated to such series or class not that of any other series or class.

(b) *Other Units; Classes*. Subject to Article IV, the Company's Managers may from time to time issue additional classes of Managing Units, Investing Units, equity securities, or any rights, options, warrants or convertible or exchangeable securities entitling the holders thereof to subscribe for or purchase or otherwise acquire any equity securities ("*Unit Equivalents*") to existing Members or new Members and may amend Schedule A, this Section 3.1, Section 5.2, the provisions of Articles IX through XI and make other necessary conforming amendments to this Agreement to designate additional classes of Units having different relative rights, powers, and preferences, including, without limitation, rights and powers that are superior and/or prior to those of existing classes of Units.

(c) *Certificates*. The Managers shall determine whether the Units will be certificated or not.

(d) *Transfers*. Subject to any restrictions on transfer under this Agreement, Units may be transferred on the books of the Company by the delivery to the Company or its transfer agent of a written assignment properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

(e) *Record Holders*. Except as may otherwise be required by law or by this Agreement, the Company shall be entitled to treat the record holder of Units as shown on its books as the owner of such Units for all purposes, including the payment of distributions and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such Units, until such Units have been transferred on the books of the Company in accordance with the requirements of this Article III and in compliance with the transfer restrictions in Article XII of this Agreement. It shall be the duty of each Member to notify the Company of any change of address of such Member from that set forth on Schedule A hereto.

(f) *Record Date*. Unless otherwise established by the Managers, (a) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining Members entitled to express consent to corporate action in writing without a meeting, when no prior action by the Managers is necessary, shall be the day on which the first written consent is expressed, and (c) the record date for determining Members for any other purpose shall be at the close of business on the day on which the Managers adopts the resolution relating thereto.

ARTICLE IV
CERTAIN GOVERNANCE MATTERS

Section 4.1   Certain Governance Matters. The following actions shall require the affirmative vote or consent of (i) Members having a majority of the Investing Units, voting together as a separate class, and (ii) Members have a majority of the Voting Managing Units, voting together as a separate class:

(a) Any amendment to this Agreement that would diminish the powers, designations, preferences, limitations, restrictions and relative rights of the Units; and

(b) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to the Units with respect to distributions or on liquidation.

ARTICLE V
MANAGERS

Section 5.1   Powers. The business of the Company will be managed by the Managers who may exercise all the powers as managers under the LLC Act, except as otherwise provided by law, including the appointment of other lesser managers and officers by way of delegated authority. In the event a Manager is incapacitated or unable to serve, the Members holding Voting Units shall appoint one or more successors.

Section 5.2   Election and Qualification.

(a) *Managers*. Members having a majority of the Voting Units shall elect a Manager. One or more Managers may be appointed.

(b) *Removal*. A Manager may be removed from office or from any other capacity with or without cause, by the Members having a majority of the Voting Units.

(c) *Vacancies*. Any vacancy occurring in the office of Managers may be filled by the affirmative vote of a majority of the Voting Units.

(d) *Committees*. The Managers may establish committees consisting of certain deputy or subordinate managers or officers and delegate to these committees such powers and authority as the Managers deems necessary and advisable.

Section 5.3   Powers and Duties of the Managers. Subject to compliance with this Agreement, the business and affairs of the Company shall be conducted by or under the direction of the Managers who shall have and may exercise on behalf of the Company all of their rights, powers, duties and responsibilities under Section 1.2 or as provided by law. In addition, the Managers shall designate one of the Voting Members to serve as the "*Partnership Representative*" of the Company for purposes of Section 6231(a)(7) of the Code, with power to manage and represent the Company in any administrative proceeding of the Internal Revenue Service. The initial Partnership Representative shall be Darron Hay. Any action taken by the written signature on any agreement, contract, instrument or other document by a Manager on behalf of the Company pursuant to resolution or delegated authority by a majority of the Managers shall be sufficient to bind the Company and shall conclusively evidence the action of the Company with respect thereto.

Section 5.4   Reliance by Third Parties. Any person dealing with the Company, a Manager, or any Member may rely upon a certificate signed by a Manager as to (i) the identity of any Managers, or Member; (ii) any factual matters relevant to the affairs of the Company; (iii) the persons who are authorized to execute and deliver any document on behalf of the Company; or (iv) any action taken or omitted by the Company, Managers, or any Member.

Section 5.5   Tenure. Except as otherwise provided by law or by this Agreement, a Manager shall hold office for a term of one (1) year or unless or until a successor is appointed or elected and qualified or until their earlier death, dissolution, disability, resignation, or removal. Managers may resign by delivering their written resignation to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 5.6   Meetings. In the event there is more than one Managers serving in such capacity, meetings of the Managers may be held without notice at such time, date, and place as the majority of Managers may from time to time determine. Meetings of the Managers may be called, orally or in writing, by one (1) or more Managers designating the time, date, and place thereof. Managers may participate in meetings of the Managers by means of conference telephone or similar communications equipment by means of which all Managers participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

Section 5.7   Notice of Meetings. Notice of the time, date and place of any special meetings of the Managers shall be given to each Managers by one of the Managers calling the meeting. Notice shall be given to each Managers in person or by telephone, email or facsimile sent to their business or home address at least forty-eight (48) hours in advance of the meeting, or by written notice sent by overnight courier to their business or home address for delivery at least forty-eight (48) hours in advance of the meeting, although a lesser notice may be permitted if sufficient for the convenient assembly of the Managers at such meeting. Notice need not be given to any Managers if a written waiver of notice is executed by them before or after the meeting, or if communication with such Manager is unlawful. A notice or waiver of notice of a meeting of the Managers need not specify the purposes of the meeting.

Section 5.8   Quorum. At any meeting of the Managers, a majority of Managers then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

Section 5.9   Action at Meeting. At any meeting of the Managers at which a quorum is present, a majority of Managers present may take any action on behalf of the Managers, unless a larger number is required by law or by this Agreement.

Section 5.10   Action by Consent. Any action required or permitted to be taken at any meeting of the Managers may be taken without a meeting if a written consent thereto is signed by all of the Managers and filed with the records of the meetings of the Managers. Such consent shall be treated as a vote of the Managers for all purposes.

Section 5.11   Limitation of Liability of Managers; Managers and Officers Liability Insurance. No Managers shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as Managers of the Company. No Managers shall be personally liable to the Company or to its Members (i) for acting in good faith reliance on the provisions of this Agreement, (ii) for acting in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, or (iii) for breach of any fiduciary or other duty that does not involve acts or omissions not in good faith or which does not involve gross negligence or intentional misconduct. The Managers are authorized to obtain at the expense of the Company Managers' and officers' liability insurance with such coverage as the Managers believe to be appropriate.

Section 5.12   Compensation of Managers. Each Managers shall be entitled to receive reasonable compensation for their management and supervision of the Company's business.

ARTICLE VI
OFFICERS

Section 6.1   Enumeration. The Company may have such officers as are appointed from time to time by the Managers. Certain executive officers may be designated "President", "Principal", "Chief Executive Officer", "Chief Operating Officer", "Vice-President", etc., with such executive authority as deemed expedient or desirable by the Managers.

Section 6.2   Appointment. Officers of the Company may be appointed from time to time by the Managers.

Section 6.3   Qualification. No officer need be a Member. However, each officer shall be deemed a Manager of the Company under the LLC Act. Any two or more offices may be held by the same person.

Section 6.4   Tenure. Except as otherwise provided by the LLC Act or by this Agreement, each of the officers of the Company shall hold their office until their successor is appointed by the Managers or until their earlier resignation or removal. Any officer may resign by delivering their written resignation to the Company, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 6.5   Removal. The Managers may remove any officer with or without cause.

Section 6.6   Vacancies. Any vacancy in any office may be filled by the Managers.

Section 6.7   Powers and Duties. Subject to this Agreement, each officer of the Company shall have such duties and powers as are customarily incident to their office, and such duties and powers as may be designated from time to time by the Managers.

ARTICLE VII
INDEMNIFICATION

Section 7.1 <u>Indemnification of Managers and Officers</u>. The Company shall indemnify, to the fullest extent permitted by the LLC Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment):

(a) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action or suit by or in the right of the Company) by reason of the fact that they are or were a Manager, or officer of the Company, or are or were serving at the request of the Company as a Manager, director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him as incurred by him in connection with such suit, action, or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was lawful. Notwithstanding the foregoing, the Company shall indemnify any such person seeking indemnification in connection with an action, suit or proceeding initiated by such person only if the initiation and continued prosecution of such action, suit or proceeding was authorized by the Managers.

(b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that they are or were a Manager, or officer of the Company, or are or were serving at the request of the Company as a Manager, director, or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him as incurred by him in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of their duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

(c) To the extent that a Manager or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in paragraphs (a) or (b), or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him and as incurred by him in connection therewith. Any such person may consult with legal or other professional counsel, and any actions taken by such person in good faith reliance on, and in accordance with, the opinion or advice of such counsel shall be deemed to be fully protected and justified and made in good faith.

Section 7.2 <u>Indemnification of Employees and Agents</u>. The Managers, in their discretion, may authorize the Company to indemnify:

(a) Any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that they are or were an employee or agent of the Company, or are or were serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him as incurred by him in connection with such action, suit, or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

(b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that they are or were an employee or agent of the Company, or are or were serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him as incurred by him in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of their duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

Section 7.3   Determination of Entitlement. Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Managers, officer, employee, or agent is proper in the circumstances because they have met the applicable standard of conduct set forth in Section 7.1 or 7.2. The determination shall be made by (i) a majority vote of those managers who are not involved in such Proceeding (the "*Disinterested Managers*"); (ii) by the Members; or (iii) if directed by a majority of Disinterested Managers, by independent legal counsel in a written opinion. However, if fewer than a majority of the Managers are Disinterested Managers, the determination shall be made by (i) two-thirds vote of a committee of one or more Disinterested Managers(s) chosen by the Disinterested Managers(s) at a regular or special meeting; (ii) by the Members; or (iii) by independent legal counsel in a written opinion.

Section 7.4   Advance Payments. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, only as authorized by the Managers in the specific case (including by one or more managers who may be parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of the Managers, officer, employee, or agent to repay such amount unless it shall ultimately be determined that they are entitled to be indemnified by the Company as authorized in this Article VII.

Section 7.5   Nonexclusive Nature of Indemnification. The indemnification provided herein shall not be deemed exclusive of any other rights to which any person, whether or not entitled to be indemnified hereunder, may be entitled under any statute, bylaw, agreement, vote of Members or managers or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Manager, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Each person who is or becomes a Manager or officer as aforesaid shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article VII.

Section 7.6   Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of their status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the LLC Act (as presently in effect or hereafter amended) or this Agreement.

Section 7.7   No Duplicate Payments. The Company's indemnification under Section 7.1 or Section 7.2 of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on their behalf by the Company, (ii) from such other corporation, partnership, joint venture, trust, or other enterprise, or (iii) under any other applicable indemnification provision.

Section 7.8   Amendment. This Article VII may be amended only so as to have a prospective effect.

ARTICLE VIII
TRANSACTIONS WITH INTERESTED PERSONS

Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are partners, Managers or officers, shall be voidable solely for this reason or solely because said Managers or Member was present or participated in the authorization of such contract or transaction if the material facts as to the relationship or interest of said Managers or Member and as to the contract or transaction were disclosed or known to the other Managers and the contract or transaction was authorized by the requisite Managers as provided in Article IV. No Managers or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Managers or Member, or any other person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

ARTICLE IX
CAPITAL ACCOUNTS AND CONTRIBUTIONS

Section 9.1   Capital Accounts. A separate capital account ("*Capital Account*") shall be maintained for each Member in accordance with the Code and the Treasury Regulations thereunder. Capital Accounts will be adjusted as follows: (a) Increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the property is subject; and (iii) the Member's share of Company profits and any separately stated items of income or gain; and (b) Decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (iii) the Member's share of Company losses and any separately stated items of deduction or loss.

Section 9.2   Contributions, Generally. No Member or Managers shall be entitled or required to make any contribution to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Managers, and any borrowing from Members shall not be considered Contributions or reflected in their Capital Accounts. No Member shall be entitled to any interest or compensation with respect to their Contribution or any services rendered on behalf of the Company except as specifically provided in this Agreement or approved by the Managers. No Member shall have any liability for the repayment of the Contribution of any other Member and each Member shall look only to the assets of the Company for return of their Contribution.

Section 9.3   Member Contributions. Each Member having made a Contribution holds an interest in the Company as represented by the Units set forth opposite the Member's name on Schedule A.

ARTICLE X
ALLOCATIONS

Section 10.1   Allocation of Net Income. Subject to Sections 10.3 through 10.9, net income for any Fiscal Year or portion thereof shall be allocated as follows:

(a) First, to Members holding Investing Units, if any, in accordance with the resolution or resolutions or certificate of determination of the Managers establishing the rights and preferences of such Investing Unit series or classes; and

(b) Thereafter, to the Members holding Managing Units or their equivalent.

Section 10.2   Allocation of Net Loss. Tax deductible losses (expenses) will be allocated in accordance with Section 10.1, above. Tax credits and other similar items will be allocated at the end of each fiscal year in the same manner as set forth above for the allocation of net losses.

Section 10.3   Qualified Income Offset. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the

Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

Section 10.4   Section 704(c) Allocations. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated among the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Treasury Regulations.

Section 10.5   Member Nonrecourse Deductions. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

Section 10.6   Minimum Gain Chargeback. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This Section is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

Section 10.7   Curative Allocations. If the special allocations set forth in this Article X result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

Section 10.8   Compliance with Code Section 704(b). The allocation provisions contained in this Article X are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

Section 10.9   No Limitation. The provisions of this Article X shall not be construed to limit the power and authority of the Managers to issue additional Units pursuant to Section 3.1, and subject to compliance with Article IV, and admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the provisions of Section 3.1 and this Article X.

ARTICLE XI
DISTRIBUTIONS

Section 11.1   Distribution of Company Funds, Generally. The Managers shall cause the Company to make the distributions required by Section 11.2, to the extent that funds are legally available therefor. All other funds and assets of the Company which are determined by the Managers, in their sole discretion, to be available for distribution shall be distributed to the holders of Units in accordance with the priorities set forth in Sections 11.3 and 11.4 below. No Member shall be entitled to any distribution or payment with respect to their interest in the Company except as set forth in this Agreement.

Section 11.2   Tax Distributions. On or before March 31 of each Fiscal Year, the Company may, subject to the Managers' discretion, distribute to each Member an amount equal to: (a) the Company's net taxable income and gain allocable to such Member for the immediately prior Fiscal Year less any cumulative net losses previously allocated to such Member and not previously used under this Section 11.2 to reduce a distribution to such Member, multiplied by (b) the sum of the highest marginal federal and state income tax rates and capital gains tax rates, as the case may be, applicable to individuals (assuming that each Member pays tax at the highest applicable combined federal and state income and capital gains tax rates for married individuals filing jointly and taking into account, in determining federal taxable income, any allowable deduction for state income taxes), for the Fiscal Year for which the net taxable income or gain is allocable. Notwithstanding the foregoing, no distributions under this Section 11.2 shall be made if the Managers determines that such distributions are prohibited under applicable law or are not prudent given the Company's financial position. Such distributions shall be in addition to distributions under Section 11.3. In the event that the Company has insufficient funds to make the distribution required by this Section 11.2, any distribution under this Section 11.2 shall be made in proportion to the amounts that would be distributed pursuant to this Section 11.2 assuming the Company had sufficient funds to make the full distribution required by this Section 11.2 and any such shortfall in any distribution under this Section 11.2 shall be made as soon as Company funds are available to make such distribution.

Section 11.3   Distributions Generally. Subject to the provisions of Sections 11.1, 11.2 and 11.4 and subject to the economic rights of the Units, if any, issued under Section 3.1, Distributable Cash Flow and other assets of the Company determined by the Managers to be available for distribution shall be distributed on a regular basis in the discretion of the Managers and in compliance with Iowa law in accordance with the formula outlined in Section 10.1 of this Agreement.

Section 11.4   Distribution Upon Liquidation or Dissolution. Notwithstanding any provision of this Agreement to the contrary, in the event the Company (or a Member's interest therein) is "liquidated" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g), then any distributions shall be made pursuant to Section 13.2 to the Members (or such Member, as appropriate) in amounts not in excess of their positive Capital Account balances pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(*b*)(*2*), adjusted to reflect all allocations of income, gain, loss and deduction and to reflect any revaluation of Capital Accounts under Section 9.1.

Section 11.5   No Limitation. The provisions of this Article XI shall not be construed to limit the power and authority of the Managers to issue additional Units pursuant to Section 3.1, and, subject to compliance with Article IV, admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the provisions of Section 3.1 and this Article XI.

Section 11.6   Definitions. As used in this Article XI, the following terms have the following meanings:

(a) "*Distributable Cash Flow*" means all cash received by the Company less the sum of the following to the extent paid or set aside by the Company: (i) all cash expenditures incurred incident to the operation of the Company's business; (ii) distributions under Section 11.2; and (iii) Reserves.

(b) "*Reserves*" means, with respect to any period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably determined by the Managers to be sufficient for debt service or other costs or expenses incident to the ownership and operation of the Company's business.

ARTICLE XII
TRANSFERS OF INTERESTS

Section 12.1   General Restrictions on Transfer. No Member may give, sell, assign, transfer, exchange, pledge or grant a security interest in or otherwise dispose of any Units (each such activity a "*Transfer*") except as provided in this Article XII and under the terms of any agreement pursuant to which the Member acquired. The Company and its Managers and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this Article XII, such time as a written assignment of such Units has been received and accepted by the Managers and recorded on the books of the Company. The Managers may refuse to accept and record an assignment until the end of the next successive quarterly accounting period of the Company.

Section 12.2   Permitted Transfers. The following Transfers shall be permitted without compliance with Section 12.4 hereof, but shall be subject to the requirements of Section 12.3 hereof:

(a) All but not less than all of a Member's Units may be transferred from time to time in connection with (i) any proceeding under the federal bankruptcy laws or any applicable federal or state laws relating to bankruptcy, insolvency, or the relief of debtors and subject to the requirements and provisions thereof, or (ii) a tax-free reorganization, merger or consolidation of the Company; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Managers.

(b) All but not less than all of a Member's Units may be transferred from time to time to (i) the successor to such Member by way of merger, consolidation, or sale of all or substantially all of such Member's assets, or (ii) an Affiliate of a Member;

provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Managers. For purposes of this paragraph, an "*Affiliate*" is any person or entity that, directly or indirectly, controls or is controlled by, or is under Managing control with, such Member, or is a spouse, parent, sibling or lineal descendant of a Member. For the purpose of this definition, "control" (including the terms "controlling", "controlled by" and "under Managing control with"), as used with respect to any entity, means ownership of 10% or more of the voting securities of such entity.

(c) All or any portion of a Member's Units may be transferred from time to time to an entity formed for estate planning purposes for the benefit of a spouse, parent, sibling, or lineal descendant of a Member.

Section 12.3   Requirements for Transfer. Every Transfer permitted hereunder, including Transfers permitted by Section 12.2, shall be subject to the following requirements:

(a) The transferee shall establish that the proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including without limitation, federal or state securities laws, and that the proposed Transfer would not cause (i) the Company to be an investment company as defined in the Investment Company Act of 1940, as amended or (ii) the registration of the Company's securities under federal securities laws;

(b) The transferee shall establish to the satisfaction of the Managers that the proposed Transfer would not (i) adversely affect the classification of the Company as a partnership for federal or state tax purposes, (ii) cause the Company to fail to qualify for any applicable regulatory safe harbor from treatment as a publicly traded partnership treated as a corporation under Code Section 7704, or (iii) have a substantial adverse effect with respect to federal income taxes payable by the Company, Members holding a majority of Managing Units, or Members holding a majority of Investing Units; and

(c) The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Managers to reflect the provisions hereof, and the transferred Units shall continue to be subject to all restrictions under this Agreement. Until the foregoing requirements are met, the Company need not recognize the transferee for any purpose under this Agreement, and the transferee shall be entitled only to the rights of a transferee who is not a Member under the LLC Act.

Section 12.4   <u>Right of First Refusal with Respect to Voting Units</u>.

(a) Subject to the requirements of Section 12.3, a Member holding Voting Units may Transfer all or a portion of their Voting Units if such Member (the "*Voting Unit Offeree*") receives a written offer (a "*Voting Unit Offer*") made in good faith by a third party (the "*Voting Unit Offeror*") to purchase all but not less than all of the Member's Voting Units for cash or cash equivalents, notes or other readily marketable funds or securities, and the Voting Unit Offeree gives the Company a right of first refusal to purchase such Voting Units on the same terms and conditions as are stated in the Voting Unit Offer (subject to Section 12.4(c)). The Voting Unit Offer shall be bona fide, shall be the result of arms-length negotiations between the Voting Unit Offeree and the Voting Unit Offeror and shall set forth the name of the Voting Unit Offeror, the Voting Units to be transferred, the price and other terms of the Voting Unit Offer and any other relevant material information available regarding the proposed Transfer. The Voting Unit Offeree shall deliver copies of the Voting Unit Offer to the Managers (the "*Voting Unit Offer Notice*").

(b) The Company, absent any other outstanding option held by it, if any, shall have an option, exercisable by the Managers (and when applicable, a Majority of Managers), to acquire all or any part of the Voting Units being offered at the price, terms and conditions set forth in the Voting Unit Offer Notice. The Company shall have thirty (30) days from receipt of the Voting Unit Offer Notice by the Company in which to notify the Voting Unit Offeree of its election to purchase all or a portion of the Voting Units being offered.

(c) The closing of the purchase by the Company of the Voting Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the election to purchase has been made, as specified by the Company. At the Company's election, the Company may pay the purchase price set forth in the terms of the Voting Unit Offer.

(d) If the Company fails to exercise its option (as described in Section 12.4(b)), in whole or in part, then for thirty (30) days following the expiration of such thirty (30) day period, then the Voting Unit Offeree shall deliver the Voting Unit Offer Notice to each Member holding Units and each Member holding Units shall have the right to purchase (on the same terms and conditions as stated in the Voting Unit Offer Notice) the Voting Unit Offeree's Units by giving notice to the Company of the number of Voting Units it would like to purchase (and the Company shall then notify the Voting Unit Offeree). In the event that Members oversubscribe for the Voting Unit Offeree's Units, then the Voting Unit Offeree's Units will be purchased pro rata by such Members based upon each Member's interest in the capital of the Company that is not subject to the proposed Transfer. The closing of the purchase by the Members of the Voting Unit Offeree's Voting Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the Members' thirty (30) day option period has expired.

(e) If all or a portion of the Voting Units offered by the Voting Unit Offeree are not purchased by the Company or the non-transferring Members, the Voting Unit Offeree may sell such Voting Units to the Voting Unit Offeror upon the terms and conditions set forth in the Voting Unit Offer Notice, provided that (i) such sale is concluded within sixty (60) days after the expiration of the period in which the Members holding Units have forfeited their rights under this Section 12.4, and (ii) the Voting Unit Offeror complies with all of the provisions of Section 12.3. If such sale is not concluded during such sixty (60) day period, the Voting Unit Offeree may not transfer such Voting Units unless such Voting Unit Offeree again complies with the provisions of this Section 12.4.

Section 12.5   Right of Redemption of Units. Unless such right is restricted by the terms by which a Unit is issued, the Company may redeem Investing Units at any time by satisfying the conditions for redemption as established by such terms.

Section 12.6   Effect of Transfer.

(a) If the transferee is admitted as a Member or is already a Member, the Member transferring their Units shall be relieved of liability with respect to the transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability for prior distributions and unpaid Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b) Any person who acquires in any manner any Units, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Units, including without limitation, the provisions hereof with respect to any subsequent transfer of such Units.

Section 12.7   Prohibited Transfers. Any transfer in violation of any provisions of this Agreement shall be null and void and ineffective to transfer any Units and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time transfer Units in violation of any of the provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a transfer in violation of this Agreement.

ARTICLE XIII
DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION

Section 13.1   Dissolution.

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:

(i) the written consent of the Managers and the requisite consent of the holders of Units set forth in Article IV;

(ii) a consolidation or merger of the Company in which it is not the resulting or surviving entity; or

(iii) the entry of a decree of judicial dissolution under the LLC Act.

(b) The Company shall not dissolve or be terminated upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member.

(c) The Managers shall promptly notify the Members of the dissolution of the Company.

Section 13.2   Liquidation. Upon dissolution of the Company, the Managers shall act as its liquidating trustee or the Managers may appoint one or more Managers or Members as the liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the Company, to wind up its affairs and to make final distributions. Subject to the economic rights of the Units, if any, issued under Section 3.1, the Managers shall sell or otherwise liquidate all of the assets of the Company as promptly as practicable (except to the extent the Managers may determine to distribute any assets to the Members in kind), shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a) *First*, payment of creditors, including Members and Managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b) *Second*, to establish any reserves that the Managers deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Managers shall deem advisable, the balance then remaining in the manner provided in Section 13.2(c) and 13.2(d);

(c) *Third*, to the extent the holders of Investing Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Investing Units, one hundred percent (100%), to the holders of Investing Units as a group, on a pro-rata basis, until each holder of Investing Units has been distributed an aggregate amount equal to one hundred percent (100%) of their Contributions with respect to their Investing Units; and

(d) *Fourth*, any excess shall be distributed to the holders of Managing Units as a group, on a pro-rata basis.

The costs of dissolution and liquidation shall be an expense of the Company. Until final distribution, the liquidating trustee may continue to operate the business and properties of the Company with all of the power and authority of the Managers. As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating distributions to be given to the Members.

Section 13.3   Certificate of Cancellation. Upon completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Managers (or such other person or persons as the LLC Act may require or permit) shall take all actions necessary to terminate the existence of the Company.

Section 13.4   Right to Convert to Corporate Form. The Company may convert into one or more corporations (the "*Continuing Corporation(s)*"), by such means (including, without limitation, merger or consolidation or other business combination, transfer of all or a part of the Company's assets and/or transfer of the Members' respective Units) as the Managers may reasonably select.

Upon such conversion:

(a) The Units of each Member shall be exchanged for, or otherwise converted into, shares of Managing stock of such corporation or corporations representing an equity interest therein equivalent to such Member's equity interest in the Company. The Managers and the Company agree to use reasonable efforts to structure such conversion so that the Members' ownership of their Units will be "tacked" to their ownership of the Units of the Continuing Corporation's capital stock for the purposes of determining such Members' compliance with the requirements of Rule 144 of the Securities Act of 1933, as amended, and so that the conversion to such corporation or corporations is structured in a tax-advantaged way.

(b) The shareholders of such corporation or corporations, and such corporation or corporations, in the event of such a conversion, shall enter into:

(i) a shareholders agreement on terms substantially equivalent to those contained in this Agreement, and

(ii) such other documents and instruments as are customarily entered into by shareholders of corporations entering into venture capital or similar transactions, in each case in the form customarily used for documents and instruments of similar nature in such transactions and otherwise reasonably acceptable to the Managers.

(c) *Power of Attorney*. Subject to Article IV, each person which now or hereafter is a Member of the Company, or serves as a Manager of the Company, by execution of this Agreement, an amendment hereto or an instrument acknowledging that such person is bound hereby, irrevocably constitutes and appoints the Managers and any person designated by the Managers to act on their behalf for the purposes of this Section 13.4, and each of them acting singly, such person's true and lawful agent and attorney-in-fact with full power and authority in such person's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices any and all agreements, instruments, and other documents (including, without limitation, the organizational documents of the corporation or corporations into which the Company may be converted as contemplated by this Section 13.4, the agreements among the shareholders of such corporation or corporations and/or such corporation or corporations referred to in this Section 13.4, and instruments of assignment and transfer assigning the assets of the Company or the Members' respective Units in the Company, as the case may be, to such corporation or corporations in order to effectuate such conversion as contemplated by Section 13.4) as are necessary or appropriate, in the reasonable opinion of the Managers or such person designated by them, to implement and effectuate the provisions of this Section 13.4, which the power of attorney is hereby agreed and acknowledged to be irrevocable and coupled with an interest, in recognition of the fact that the Member will be relying upon the power of the Managers or such person designated by them to act as contemplated by this Section 13.4 in connection with the conversion of the Company into a corporation or corporations and the other matters contemplated by this Section 13.4, and shall survive any death, retirement, resignation, withdrawal, expulsion, removal, bankruptcy, dissolution, or adjudication of incompetence or insanity of any Member or Managers until such time as the provisions of this Section 13.4 have been implemented and effectuated to the reasonable satisfaction of the Managers or their relevant designee.

ARTICLE XIV
GENERAL PROVISIONS

Section 14.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (i) three (3) days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in person or by courier, or (iii) upon receipt of a facsimile or email transmission by the recipient. Such notices, requests, and consents shall be given (a) to Members at their address on Schedule A, or such other address or numbers as a Member may specify by notice to the Company, or (b) to the Company or the Managers at the address of the principal office of the Company specified in Section 1.3, or at such other location as the Company shall have specified in writing to the Members as its principal office. Whenever any notice is required to be given by law, the Articles, or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 14.2   Entire Agreement. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

Section 14.3   Iowa Governing Law; Consent to Iowa Jurisdiction. This Agreement is governed by and shall be construed in accordance with the law of the State of Iowa, exclusive of its conflict-of-laws principles. The parties to this Agreement hereby consent to the exclusive jurisdiction of the courts of Iowa, in connection with any matter or dispute arising under this Agreement or between them regarding the affairs of the Company.

Section 14.4   Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument signed by Members having a majority of the Voting Units and by the Managers (or a Majority of Managers when applicable); except (a) that an amendment or modification increasing any liability of a Member to the Company or its Managers or Members, or adversely affecting the limitation of the liability of a Member with respect to the Company, shall be effective only with that Member's consent, or (b) as otherwise set forth in this Agreement, including without limitation as provided under Article II, Section 3.1, Article IV, and Article XIII.

Section 14.5   Binding Effect. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the parties and their respective heirs, legal representatives, successors and assigns.

Section 14.6   Severability. In the event of a conflict between the provisions of this Agreement and any provision of the Articles or the LLC Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

Section 14.7   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions, as requested by the Managers.

Section 14.8   Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company, for an accounting, for appointment of a liquidator, or for partition of the property of the Company. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance herewith in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

Section 14.9   Notice to Members of Provisions of this Agreement. By executing this Agreement (or any subscription or other agreement which incorporates this Agreement by reference), each Member acknowledges that such Member has actual notice of (a) all of the provisions of this Agreement and (b) all of the provisions of the Articles. Each Member hereby agrees that this Agreement constitutes adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice thereunder be given.

Section 14.10   Third Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members, officers or Managers, except for Members, officers or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member, officer, or Managers.

Section 14.11   Interpretation. For the purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the LLC Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 14.12   Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument.

Section 14.13   Confidentiality. Each Managers and Member shall hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from the Company with respect to the Company's business or financial condition or otherwise. Information generally known in the industry or which has been disclosed by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Section 14.13.

* * * * *

[Remainder of page intentionally left blank; Signature Page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the Effective Date first set forth above.

COMPANY:

KBW MHP Holdings, LLC
an Iowa limited liability company

By:_____

Darron Hay, Manager

MANAGING MEMBERS:

By:_____

Darron Hay

By:_____

Jamie O'Brien

ADMITTED INVESTING MEMBERS:

All Members now and hereafter admitted as Investing Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Company's Managers and/or Managing Member.

By:_____

Darron Hay, as Agent

[Remainder of page intentionally left blank; Schedule A to follow]

Form of
SCHEDULE A
of the
Operating Agreement
of
KBW MHP Holdings, LLC

UNIT REGISTER

Member Name	Date of Admittance	Number of Managing Units	Number and Class of Investing Units
Jamie O'Brien	October 21, 2021	350,000	0
Darron Hay	October 21, 2021	350,000	0
TOTAL:		**700,000**	**0**

CERTIFICATION:

The undersigned hereby certifies that the above-persons are Members of the Company as of this_____day of
_____, 20_____(the "Record Date").

KBW MHP Holdings, LLC
an Iowa limited liability company

By:_____

Darron Hay, its Manager

CERTIFICATE OF DETERMINATION

OF THE

VOTING POWERS, DESIGNATIONS, PREFERENCES, LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS

OF THE

CLASS A-1 INVESTING UNITS

OF

KBW MHP Holdings, LLC

(an Iowa limited liability company)

October 21, 2021

The undersigned hereby certifies that:

1. They are the Manager and Managing Member of KBW MHP Holdings, LLC, an Iowa limited liability company (the "Company");

2. Section 3.1 of the Company's Operating Agreement, as amended (the "Agreement"), authorizes the issuance of Units of Investing Membership Interest in the Company ("Investing Units") and expressly vests the Managers of the Company with authority to issue any and all of said Investing Units in one or more series and to fix, by resolution or resolutions, the voting powers, designations, preferences, limitations, restrictions and relative rights of each series to be issued; and

3. Pursuant to the authority granted by the Company's Operating Agreement, the Managers, by unanimous written consent, adopted and approved the following resolution:

RESOLUTION OF THE MANAGERS
OF
KBW MHP Holdings, LLC

October 21, 2021

WHEREAS, the Company is authorized under Section 3.1 of the Agreement to issued Investing Units of Membership Interest with such voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series to be issued as the Managers may deem appropriate; and

WHEREAS, this Managers now desires to fix by resolution or resolutions the voting powers, designations, preferences, limitations, restrictions and relative rights of a new class or series of Investing Units and the number of Investing Units constituting and the designation of each such class or series; and

WHEREAS, this Managers now desires that the officers of the Company designated by the Managers be, and each of them hereby is, authorized, empowered, and directed to take all such further actions to execute, deliver, certify and file such further instruments and documents, in the name and on the behalf of the Company and under its corporate seal or otherwise, and to take all such actions as such officers or any of them shall approve as necessary or advisable to carry out the intent and accomplish the purposes of the resolutions contained herein.

C-20

NOW, THEREFORE BE IT RESOLVED AS FOLLOWS: that the Managers authorizes the original issue of a new class or series of Investing Units as follows: Class A-1 Investing Units.

Except as otherwise provided herein, all said Investing Units in this class or series are subject to the following voting powers, designations, preferences, limitations, restrictions and relative rights ("the Rights and Preferences"):

1. <u>No Voting</u>. Class A-1 Investing Units have no voting rights and are not considered "Voting Units" under the Agreement.

2. <u>Preference</u>. In accordance with Section 13.2(c) of the Agreement, the holders of the Class A-1 Investing Units are entitled a liquidation preference senior to the Managing Units.

3. <u>Preferred Return; Distribution Allocation</u>. Profits shall be allocated and distributed 100% to the Class A-1 Investing Members until they have realized a return on their Capital Contribution equal to 8% per annum (the "Preferred Return"). After the Preferred Return has been realized by the Class A-1 Investing Members, any excess Profits shall be distributed 60% to the Class A-1 Investing Members and 40% to the Managing Member. Any losses incurred shall be allocated 100% to the Class A-1 Investing Members.

4. <u>No Impairment</u>. The Company will not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any terms to be observed or performed hereunder by the Company, but will at all times in good faith, assist in carrying out the provisions of this resolution and in taking all action as may be necessary and appropriate in order to protect the rights of the holders of the Class A-1 Investing Units against impairment.

5. <u>Record Holders</u>. The Company and any transfer agent may deem and treat the record holders of any Class A-1 Investing Units as the true and lawful owner thereof for all purposes, and neither the Company nor any transfer agent shall be affected by any notice to the contrary.

6. <u>Notice</u>. Any notice or other communication to be given in this resolution shall be in writing and shall be deemed to have been duly given or made (a) if delivered personally at the time of delivery; (b) if transmitted by first class registered or certified mail, postage prepaid, return receipt requested, three (3) business days after the date of such mailing; (c) if sent by prepaid overnight delivery service, the next business day after being sent; or (d) if transmitted by e-mail, telegram, or facsimile, at the time of such transmission addressed as follows: if to the Company, at its principal place of business; and if to the holder of Class A-1 Investing Units, at the last address of such holder as it shall appear on the register maintained by or for the Company.

7. <u>Authorization</u>. The Managers and any other officers or other managers of the Company designated by the Managers and each of them are hereby authorized, empowered, and directed to take all such further actions necessary to execute, deliver, certify and file such further instruments and documents, in the name and on the behalf of the Company under its corporate seal or otherwise, and to take all such actions as such officers or any of them shall approve as necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions.

BY THE MANAGERS:

By:_____

Darron Hay, Manager

By:_____

Jamie O'Brien, Manager

* * * * *

The foregoing resolution was duly adopted by the Managers taking all necessary action on the part of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Determination to be executed on October 21, 2021.

KBW MHP Holdings, LLC
an Iowa limited liability company

By:_____

Darron Hay, its Manager

EXHIBIT D

SUBSCRIPTION AGREEMENT

KBW MHP Holdings, LLC
732 Perdock Court, Washington, Iowa 52353 USA
Telephone: (319) 461-4352   E-mail: darron.hay@gmail.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

TO: KBW MHP Holdings, LLC
        732 Perdock Court, Washington, Iowa 52353 USA
        Telephone: (319) 461-4352   E-mail: darron.hay@gmail.com

FROM: _____
        Full legal name(s) of Subscriber(s)

Ladies and Gentlemen:

The undersigned ("I", "me", "my", "mine", "Investor" or "Subscriber") hereby subscribes for the Company's Units of Class A-1 Investing Membership Interest in the amount of USD $_____ in accordance with the terms of the KBW MHP Holdings, LLC (the "Company") Offering Statement dated October 21, 2021, as may beamended and supplemented from time to time (the "Offering Statement"), which Offering Statement is incorporated into this Subscription Agreement by reference as if fully set forth.

I understand this Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act" or the "Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

To induce your acceptance of my subscription for the Company's above-referenced securities, I hereby make the following representations:

I have received the Offering Statement and have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and Management.

I am aware of the high degree of risk of investing in the Company both generally and as more particularly described in the "Risk Factors" portion of the Offering Statement. I understand that I may lose my entire investment.

I understand that I may not have the opportunity to independently evaluate investments and/or enterprises selected by the Company for acquisition or investment.

I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using. I (or my representatives) have such knowledge and experience regarding investing and/or financial and business matters sufficient to evaluate the merits and risks of this investment.

I understand that the Company's securities have not been registered under the Act or any applicable securities laws of applicable jurisdictions, and that no market exists for the Company's securities. I understand that, if my subscription for the Company's securities is accepted by the Company and the Company's securities are sold to me, I cannot sell or otherwise dispose of the Company's securities unless they are registered or exempt under the Act and applicable securities laws of applicable jurisdictions. Consequently, I understand that I must bear the economic risk of the investment pursuant to Rule 144 of the Act or possibly for an indefinite period of time.

I understand that the Company has no obligation to register the Company's securities and there is no assurance that the Company's securities will be registered. I understand that the Company will restrict the transfer of Company's securities in accordance with the foregoing representations. I understand that these securities are being bought through a non-registered, exempt Offering.

All the information I have provided to the Company, either in questionnaires or otherwise, is truthful and complete to the best of my knowledge and should any of the information materially change I will immediately provide the Company with updated information. I also hereby consent to exclusively receive information or other communications from the Company at my e-mail address as set forth in my Suitability Questionnaire and to promptly notify the Company if it changes.

If my subscription is accepted, I understand that Company's Securities will be issued to me and the Company will be able to immediately utilize my funds as described in the Offering Statement. I understand since there is a relatively low "Target Offering" or minimum Offering threshold requirement, that if I am one of the initial investors in the Company that I will bear a disproportionate share of the risks described in the "Risk Factors" section of the Offering Statement which Offering Statement is incorporated herein by reference.

By subscribing for Units in the Company, I agree to not bring any action or other proceeding at law or in equity against the Company generally or against any series in which I do not own Units of Investing Membership Interest and to hold harmless all such other series and the members thereof.

I understand from reading the Company's Offering Statement as may be amended and/or supplemented from time to time (the "Offering Statement"), that the Company is offering Units of Investing Membership Interest (the "Units") in the above-referenced Company.

I am aware of the high degree of risk of the Units as described in the "Risk Factors" portion of the Offering Statement. I am an "Accredited Investor" and/or I otherwise meet the qualifications described in the "Who May Invest" section of the Offering Statement as indicated on my Suitability Questionnaire which is attached hereto and made a part hereof. I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using.

I have received the Offering Statement either in paper or electronic PDF format or both and have read it in its entirety. I also have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and the Managing Member.

I acknowledge that Darron Hay and Jamie O'Brien are the Managers of the Company and hold, between them, 100% of the voting equity membership interest of the Company. I acknowledge that I will not have any right to control of manage the Company except through limited consent rights as set forth in the Company's Operating Agreement.

I understand that they may reject or refund my subscription for any or no reason. The Agreement shall become binding upon the only when accepted, in writing, by the Company. If my subscription is rejected, the funds I have submitted will be returned to me without interest. I understand that I have no right to control or govern the affairs of the other than the right to consent on certain matters as set forth in the Company's Operating Agreement. I understand that the has entered into a sharing arrangement with the Managing Member on terms set forth in the Offering Statement and the Agreement as well as the Company's Operating Agreement. If the accepts my subscription for Units, I agree to be bound by the same.

I do hereby irrevocably constitute and appoint the Managing Member and its duly appointed officers or managers, with power of substitution, as my true and lawful attorney-in-fact, in its name, place and stead, to execute, acknowledge, swear to, and deliver as may be appropriate, on my behalf and file and record in the appropriate public offices and publish, as may be appropriate any and all necessary documents and to carry on any and all business on my behalf in accordance with the stated objectives of the as set forth in the Offering Statement. I further acknowledge that this Power of Attorney shall be irrevocable and deemed to be a power coupled with an interest and shall survive my incapacity or death. I agree to be bound by any representation made by the Managing Member and by any successors thereto, acting in good faith pursuant to this Power of Attorney and in accordance with the Company's objectives, and do hereby waive any and all defenses which may be available to contest, negate or disaffirm the action of the Managing Member and any successors thereto, taken in good faith under this Power of Attorney.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that I have satisfied myself to the full requirements of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within my jurisdiction for the purchase of the Units (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. My subscription and payment for and continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the jurisdiction in which I reside.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that: (1) I am not a U.S. Person as that term is defined in Regulation S promulgated pursuant to the Act; (2) I am purchasing the Units for my own account and not for the account or benefit of a U.S. person; (3) if I sell the Units, I will do so only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and (4) I agree not to engage in hedging transactions with regard to the Units unless in compliance with the Act. With regard to the foregoing, I declare all of these representations to be true under penalty of perjury.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant (a) that I am not a "U.S. Person" (as defined in the Offering Statement); (b) the Units are not being purchased for the account or the benefit of a U.S. Person; (c) at the time the buy order for Units is originated, I will be outside the United States in accordance with Regulation S promulgated under the U.S. Securities Act; (d) I will not enter into any discussions regarding the acquisition of the Units, and am not acquiring the Units, while in the United States; (e) I am acquiring the Units without (i) any directed selling efforts made in the United States by the and/or Company or their management, distributor and/or officers, directors, managers, any of their respective affiliates, or any persons acting on behalf of any of the foregoing, and (ii) any advertisement or publication by the Company or the in violation of Regulation S; (f) any resale of the Units must be made in accordance with Regulation S, as promulgated under the U.S. Securities Act; and (g) I am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act and/or I am an otherwise "sophisticated" investor as described in the Offering Statement. In the event I am "U.S. Person" (as defined in the Offering Statement), I hereby warrant that I (a) initiated discussions with the Company or the relating to the purchase of the Units on an unsolicited basis; (b) did not receive any information regarding such purchase and sale through any general solicitation or general advertising within the meaning of Rule 502 of Regulation D, promulgated under the U.S. Securities Act; and/or (c) am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act (as described in the Offering Statement).

I HEREBY REPRESENT AND WARRANT THAT I EITHER READ AND UNDERSTAND THE ENGLISH LANGUAGE OR HAD THIS AGREEMENT, THE OFFERING STATEMENT, LIMITED LIABILITY COMPANY AGREEMENT, SERIES AGREEMENT, AND ANY OTHER DOCUMENTS RELATED THERETO TRANSLATED BY A TRUSTED ADVISOR INTO A LANGUAGE THAT I UNDERSTAND; PROVIDED, HOWEVER, THAT ONLY THIS AGREEMENT AND THE FOREGOING REFERENCED DOCUMENTS IN ENGLISH SHALL HAVE ANY LEGAL FORCE AND EFFECT, AND ANY DOCUMENT TRANSLATED BY ANY PERSON OR ENTITY SHALL HAVE NO FORCE OR EFFECT AND SHALL NOT BIND THE FUND OR THE SERIES, ITS MANAGEMENT AND ANY OF THEIR RESPECTIVE AFFILIATES. ANY DOCUMENTS, TRANSLATION OF DOCUMENTS, ADVERTISEMENTS BY THE FUND OR THE SERIES OR ITS AFFILIATES ARE FOR GENERAL KNOWLEDGE AND MAY NOT BE RELIED UPON AS A LEGAL OR BINDING TRANSLATION OF COMPANY MATERIALS OR THAT OF ITS AFFILIATES. I AM SOLELY RESPONSIBLE FOR UNDERSTANDING THIS DOCUMENT IN THE ENGLISH LANGUAGE.

Neither myself, nor any of my officers, employees, agents, directors, shareholders or partners have engaged the services of a broker, investment banker or finder to contact any potential investor nor have I or any of my officers, employees, agents, directors, shareholders or partners, agreed to pay any commission, fee or other remuneration to any third party to solicit or contact any potential investor. Neither myself, nor any of my officers, directors, employees, agents, shareholders or partners have (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Units.

I have reviewed with my own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, I have relied solely on such advisors and not on any statements or representations of the Company or the or any of its agents, attorneys, accountants, or representatives, written or oral. I understand that I (and not the Company or the Company) shall be responsible for my own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

By signing below, I shall be deemed to have executed this Subscription Agreement and Power of Attorney, the Company's Operating Agreement, and the Agreement as set forth in the Offering Statement, all of which is incorporated herein in its entirety by reference, and to have subscribed to the terms of the Agreement and affirmed the veracity of the foregoing statements.

X_____
Authorized Signature

Date:_____

_____
Name of Signatory

_____
Title (if applicable)

_____
Name of Entity (if applicable)

X_____
Second Authorized Signature (if applicable)

Date: _____

_____
Name of Signatory

_____
Title (if applicable)

ACCEPTANCE:

KBW MHP Holdings, LLC
an Iowa limited liability company

By: _____   Date: _____
Darron Hay, Manager